Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

BROCADE COMMUNICATIONS SYSTEMS, INC.,

WORLDCUP MERGER CORPORATION

AND

MCDATA CORPORATION

Dated as of August 7, 2006

-i-

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		34

3.1	Organization; Standing; Charter Documents; Subsidiaries	34
3.2	Capital Structure	35
3.3	Authority; Non-Contravention; Necessary Consents	36
3.4	SEC Filings; Financial Statements	37
3.5	Absence of Certain Changes or Events	39
3.6	Taxes	40
3.7	Intellectual Property	41
3.8	Compliance; Permits	41
3.9	Litigation	42
3.10	Brokers’ and Finders’ Fees	42
3.11	Employee Benefit Plans	42
3.12	Environmental Matters	44
3.13	Material Contracts.	44
3.14	Disclosure	45
3.15	Board Approval	45
3.16	Fairness Opinion	45
3.17	Rights Plan	46

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		46

4.1	Conduct of Business by the Company.	46
4.2	Conduct of Business by Parent.	50

ARTICLE V ADDITIONAL AGREEMENTS		52

5.1	Proxy Statement/Prospectus; Registration Statement	52
5.2	Meeting of Stockholders; Board Recommendation	53
5.3	Acquisition Proposals	54
5.4	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	58
5.5	Public Disclosure	59
5.6	Regulatory Filings; Reasonable Best Efforts	59
5.7	Notification of Certain Matters	61
5.8	Third-Party Consents	61
5.9	Equity Awards and Employee Benefits.	62
5.10	Indemnification	65
5.11	Form S-8	66
5.12	Nasdaq Listing	66
5.13	Company Affiliates; Restrictive Legend.	67
5.14	Treatment as Reorganization	67
5.15	Company Rights Plan	67
5.16	Board of Directors	67
5.17	Section 16 Matters	67
5.18	Merger Sub Compliance	68
5.19	Convertible Debt	68

-ii-

ARTICLE VI CONDITIONS TO THE MERGER		69

6.1	Conditions to the Obligations of Each Party to Effect the Merger	69
6.2	Additional Conditions to the Obligations of the Company	70
6.3	Additional Conditions to the Obligations of Parent	70

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		71

7.1	Termination	71
7.2	Notice of Termination; Effect of Termination	73
7.3	Fees and Expenses	74
7.4	Amendment	76
7.5	Extension; Waiver	76

ARTICLE VIII GENERAL PROVISIONS		76

8.1	Non-Survival of Representations and Warranties	76
8.2	Notices	77
8.3	Interpretation; Knowledge	78
8.4	Counterparts	80
8.5	Entire Agreement; Third-Party Beneficiaries	80
8.6	Severability	80
8.7	Other Remedies	80
8.8	Governing Law; Specific Performance; Jurisdiction	81
8.9	Rules of Construction	81
8.10	Assignment	82
8.11	Waiver of Jury Trial	82

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INDEX OF DEFINED TERMS

Term	Reference
2.25% Notes	2.2(c)
3.00% Notes	2.2(c)
401(k) Plans	5.9(h)(i)
Acquisition	7.3(b)(iv)
Acquisition Proposal	5.3(g)(i)
Action of Divestiture	5.6(e)
Agreement	Preamble
Approval	2.12(c)(ii)
Book Entry Shares	1.7(c)
Briefings	5.6(b)
business day	8.3(a)
Certificate of Merger	1.2
Certificates	1.7(c)
Change of Recommendation	5.3(d)(i)
Change of Recommendation Notice	5.3(d)(i)(3)
Closing	1.2
Closing Date	1.2
CNT	2.2(c)
CNT Indenture	5.19
Code	Recitals
Company	Preamble
Company Affiliate	2.11
Company Balance Sheet	2.4(b)
Company Benefit Plans	2.12(a)
Company Board Approval	2.18
Company Charter Documents	2.1(b)
Company Class A Common Stock	1.6(a)
Company Class B Common Stock	1.6(a)
Company Common Stock	1.6(a)
Company Disclosure Letter	Article II
Company Financials	2.4(b)
Company Intellectual Property	2.7(a)(ii)
Company Lease	2.13(a)
Company Leased Property	2.13(a)
Company Material Contract	2.15(a)
Company Options	2.2(b)
Company Owned Property	2.13(b)
Company Permits	2.8(b)

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Term	Reference
Company Preferred Stock	2.2(a)
Company Privacy Policy	2.7(a)(vii)
Company Products	2.7(c)
Company Purchase Plan	1.6(e)
Company Real Property	2.13(b)
Company Registered Intellectual Property	2.7(a)(iv)
Company Restricted Stock	2.2(a)
Company Rights	2.2(a)
Company Rights Agreement	2.2(a)
Company SEC Reports	2.4(a)
Company’s FSA	5.9(d)
Company Stock Option Plans	2.2(b)
Company Stock-Based Award	5.9(c)
Company Termination Fee	7.3(b)(i)(1)
Confidentiality Agreement	5.4(a)
Continuing Employees	5.9(d)
Contract	2.2(a)
Controlled Group Affiliate	2.12(e)
Convertible Debt	2.2(c)
Credit Suisse	2.10
D&O Insurance	5.10(b)
Delaware Law	Recitals
Distribution Date	5.15
DOJ	5.6(a)
Domain Names	2.7(a)(i)
Effect	8.3(c)
Effective Time	1.2
Employee	2.12(a)
End Date	7.1(b)
ERISA	2.12(c)(i)
Exchange Act	2.3(c)
Exchange Agent	1.7(a)
Exchange Fund	1.7(b)
Exchange Ratio	1.6(a)
Export Approvals	2.8(c)(i)
FCPA	2.8(d)
FTC	5.6(a)
GAAP	2.4(b)
Governmental Entity	2.3(c)
Hazardous Material	2.14(a)
Hazardous Material Activities	2.14(b)

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Term	Reference
Hazardous Materials Laws	2.14(b)
HSR Act	2.3(c)
include, includes and including	8.3(a)
Indemnified Parties	5.10(a)
Indenture	5.19
Intellectual Property	2.7(a)(i)
IP Contracts	2.7(j)
Issued Calls	5.19
Knowledge	8.3(b)
Legal Requirements	2.2(e)
Liens	2.1(d)
Material Adverse Effect	8.3(c)
Merger	1.1
Merger Sub	Preamble
Merger Sub Common Stock	1.6(d)
Nasdaq	1.6(f)
Necessary Consents	2.3(c)
Open Source Material	2.7(q)
Parent	Preamble
Parent Balance Sheet	3.4(b)
Parent Benefit Plan	3.11(a)(i)
Parent Board Approval	3.15
Parent Charter Documents	3.1(b)
Parent Common Stock	1.6(a)
Parent Disclosure Letter	Article III
Parent Financials	3.4(b)
Parent Material Contract	3.13
Parent Options	3.2(b)
Parent Permits	3.8(b)
Parent Preferred Stock	3.2(a)
Parent Purchase	4.2(b)(v)
Parent Rights	3.2(a)
Parent Rights Agreement	3.2(a)
Parent SEC Reports	3.4(a)
Parent Stock Option Plans	3.2(b)
Parent Termination Fee	7.3(b)(ii)(1)
Parent’s FSA	5.9(d)
Parent’s Savings Plan	5.9(h)(ii)
Permits	2.8(b)
Person	8.3(d)
Personal Data	2.7(a)(v)

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Term	Reference
Proxy Statement/Prospectus	2.17
PTO	2.7(b)
Purchased Calls	5.19
Registered Intellectual Property	2.7(a)(iii)
Registration Statement	2.17
Representatives	5.3(a)
Restricted Purchases	4.2(b)(v)
Routine Grants	4.1(b)(iv)
Sarbanes-Oxley Act	2.4(c)
SEC	2.2(a)
Securities Act	2.4(a)
Share Issuance	Recitals
Significant Subsidiaries	2.1(b)
Stockholders’ Meeting	5.2(a)
Subsidiary	2.1(a)
Subsidiary Charter Documents	2.1(b)
Superior Offer	5.3(g)(ii)
Surviving Corporation	1.1
Surviving Corporation Common Stock	1.6(d)
Tax	2.6(a)
Taxes	2.6(a)
Tax Returns	2.6(b)(i)
the business of	8.3(a)
Triggering Event	7.1(i)
U.S. Bank	5.19
URLs	2.7(a)(i)
User Data	2.7(a)(vi)
Voting Debt	2.2(d)
Wells Fargo	5.19
WGM	5.14(b)
WSGR	5.14(b)

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INDEX OF EXHIBITS

Exhibit A	Certificate of Merger

Exhibit B	Parent Tax Certificate

Exhibit C	Company Tax Certificate

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AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of August 7, 2006, by and among Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), Worldcup Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and McDATA Corporation, a Delaware corporation (the “Company”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company consummate the business combination and other transactions provided for herein.

B. The respective Boards of Directors of Parent, Merger Sub and the Company have approved, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1).

C. The Board of Directors of the Company has resolved to recommend to its stockholders adoption of this Agreement.

D. The Board of Directors of Parent has authorized, and resolved to recommend to its stockholders approval of, the issuance of shares of Parent Common Stock (as defined in Section 1.6(a)) in connection with the Merger (the “Share Issuance”).

E. Parent, as the sole stockholder of Merger Sub, has approved, and immediately following the execution hereof, will adopt, this Agreement.

F. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

G. For United States federal income tax purposes, the parties intend that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization for purposes of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing; provided, however, that if all the conditions set forth in Article VI shall not have been satisfied or waived on such second business day, then the Closing shall take place on the first business day on which all such conditions shall have been satisfied or waived. The date on which the Closing occurs is referred to herein as the “Closing Date.” Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger in the form attached hereto as Exhibit A with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law, including Section 259 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety (as set forth on Exhibit A to the Certificate of Merger) to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is McDATA Corporation,” and the certificate of incorporation shall be amended so as to comply with Section 5.10(a). At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such bylaws; provided, however, that at the Effective Time, the bylaws shall be amended so as to comply with Section 5.10(a).

1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a) Company Common Stock. Each share of Class A Common Stock, par value $0.01 per share, of the Company (together with the associated Company Right (as defined in Section 2.2(a)) under the Company Rights Agreement (as defined in Section 2.2(a)) (“Company Class A Common Stock”) and each share of Class B Common Stock, par value $0.01 per share, of the Company (together with the associated Company Right under the Company Rights Agreement) (“Company Class B Common Stock” and, together with the Company Class A Common Stock, “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c), will each be canceled and extinguished and automatically converted (subject to Section 1.6(f)) into the right to receive 0.75 of a validly issued, fully paid and nonassessable share (the “Exchange Ratio”) of common stock of Parent, par value $0.001 per share (together with any associated Parent Right (as defined in Section 3.2(a)) under the Parent Rights Agreement (as defined in Section 3.2(a)) (“Parent Common Stock”) upon surrender of the certificate representing such share of Company Common Stock (or surrender of a Book Entry Share (as defined in Section 1.7(c)) in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

(b) Repurchase Rights. If any shares of Company Common Stock outstanding immediately prior to the Effective Time remain unvested or subject to a repurchase option, risk of forfeiture or other condition immediately following the Effective Time pursuant to the terms and conditions of any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action reasonably necessary to ensure that, from and after the Effective Time, the Surviving Corporation is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) Cancellation of Treasury and Parent Owned Stock. Each share of Company Common Stock held by the Company or Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(d) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”). Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such share of Surviving Corporation Common Stock.

(e) Stock Options; Stock-Based Awards; Employee Stock Purchase Plan. At the Effective Time, all Company Options (as defined in Section 2.2(b)) outstanding under each Company Stock Option Plan (as defined in Section 2.2(b)) shall be assumed by Parent in accordance with Sections 5.9(a) and 5.9(b). Company Stock-Based Awards (as defined in Section 5.9(c)) under the applicable Company Benefit Plans (as defined in Section 2.12(a)) shall be treated as set forth in Section 5.9(c). Rights outstanding under the Company’s Employee Stock Purchase Plan (the “Company Purchase Plan”) shall be treated as set forth in Section 5.9(g).

(f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall, upon surrender of such holder’s Certificate(s) (as defined in Section 1.7(c)), receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average closing sale price of one share of Parent Common Stock for the 10 most recent trading days that Parent Common Stock has traded ending on the trading day one day prior to the Effective Time, as reported on the Nasdaq Stock Market’s National Market (“Nasdaq”).

(g) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the appropriate economic effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

1.7 Surrender of Certificates.

(a) Exchange Agent. Parent shall select Wells Fargo Shareowner Services or another institution reasonably satisfactory to the Company to act as the exchange agent (the “Exchange Agent”) hereunder for the purpose of distributing the Parent Common Stock and other cash amounts contemplated by this Article I to the holders of Company Common Stock.

(b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall enter into an agreement with the Exchange Agent (which agreement shall be in a form reasonably acceptable to the Company), which shall provide that Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6(a) in exchange for outstanding shares of Company Common Stock. In addition, Parent shall make available as necessary from time to time after the Effective Time, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d). Any cash and Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book Entry Shares to the Exchange Agent) and (ii) instructions for effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock (after taking into account all Certificates and Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(a) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Legal Requirements (as defined in Section 2.2(e)), a cash payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(f) and a cash payment for any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates and Book Entry Shares so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates or Book Entry Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 1.6(f) will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates or Book Entry Shares. Subject to applicable Legal Requirements, following surrender of any such Certificates or Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest (i) promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e) Transfers of Ownership. If shares of Parent Common Stock are to be issued in a name other than that in which the Certificates or Book Entry Shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates or Book Entry Shares so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons (as defined in Section 8.3(d)) requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes (as defined in Section 2.6(a)) required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates or Book Entry Shares surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) Required Withholding. Each of Parent, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirements). To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to holders of shares of Company Common Stock pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to the holders of shares of Company Common Stock pursuant to this Article I shall promptly be paid to Parent.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares six months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates in compliance with this Section 1.7 shall after such delivery to the Surviving Corporation look only to the Surviving Corporation for the shares of Parent Common Stock pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d) with respect to the shares of Company Common Stock formerly represented thereby. If any Certificate or Book Entry Share shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 2.3(c)), any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(f) and 1.7(d)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-1(c), 1.368-2(g) and 1.368-3(a).

1.11 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things necessary or advisable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, except as set forth in the disclosure letter supplied by the Company to Parent dated as of the date hereof (the “Company Disclosure Letter”), as follows:

2.1 Organization; Standing; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. The Company and each of its Subsidiaries (as defined below) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(c)) on the Company. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(b) Charter Documents. The Company has delivered or made available to Parent: true and correct copies of (i) the certificate of incorporation (including any certificate of designations) and bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents, each as amended to date (collectively, “Subsidiary Charter Documents”), of each of its Significant Subsidiaries (as defined in Rule 1.02 of Regulation S-X promulgated by the SEC, “Significant Subsidiaries”), and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents, none of the Company’s Significant Subsidiaries are in material violation of the applicable Subsidiary Charter Documents and none of the Company’s other Subsidiaries are in violation of its applicable certificate of incorporation and bylaws, or like organizational documents, each as amended to date, except for such violations as would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Minutes. The Company has made available to Parent and its representatives true and complete copies of the minutes of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its Significant Subsidiaries held since January 1, 2003.

(d) Subsidiaries. Section 2.1(d) of the Company Disclosure Letter sets forth each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned by the Company, a wholly-owned Subsidiary of the Company, or the Company and another wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, the Company does not own, directly or indirectly, any securities or capital stock of, or other equity or voting interests of any nature in, any other Person.

2.2 Capital Structure.

(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 250,000,000 shares of Company Class A Common Stock, (ii) 200,000,000 shares of Company Class B Common Stock and (iii) 25,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), 45,000 shares of which have been designated as Series A Junior Participating Preferred Stock, all of which have been reserved for issuance upon exercise of preferred stock purchase rights (the “Company Rights”) issuable pursuant to the Rights Agreement dated as of May 18, 2001, between the Company and the Bank of New York as Rights Agent (the “Company Rights Agreement”), a true and complete copy of which is filed as Exhibit 99.1 to the Company’s Registration Statement on Form 8-A filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2001. At the close of business on August 4, 2006: (x) 118,693,396 shares of Company Class A Common Stock and 35,642,368 shares of Company Class B Common Stock were issued and outstanding, in each case, excluding shares of Company Common Stock held by the Company in its treasury, (y) 1,439,560 shares of Company Class A Common Stock and 3,085,256 shares of Company Class B Common Stock were issued and held by the Company in its treasury, and (z) no shares of Company Preferred Stock were issued and outstanding. No shares of Company Common Stock are owned or held by any Subsidiary of the Company. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. Section 2.2(a) of the Company Disclosure Letter sets forth (A) the name of each holder of Company Restricted Stock, (B) the number of shares of Company Restricted Stock held by such holder, (C) the repurchase price of such Company Restricted Stock, (D) the date on which such Company Restricted Stock was purchased or granted, (E) the applicable vesting schedule pursuant to which the Company’s right of repurchase or forfeiture lapses, and (F) the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof. Subject to the terms and conditions of the applicable restricted stock purchase agreement, upon consummation of the Merger, (1) the shares of Parent Common Stock issued in exchange for any shares of Company Restricted Stock will, without any further act of Parent, Merger Sub, the Company or any other Person, become subject to the restrictions, conditions and other provisions contained in such Contract (as defined below) and (2) Parent will automatically succeed to and become entitled to exercise the Company’s rights and remedies under any such Contract without modification. There are no commitments or agreements to which the Company is bound obligating the Company to waive its right of repurchase or forfeiture with respect to any Company Restricted Stock as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). For purposes of this Agreement, “Company Restricted Stock” shall mean shares of Company Common Stock that are subject to a Contract or other arrangement pursuant to which the Company has the right to repurchase, redeem or otherwise reacquire such shares of Company Common Stock, including by forfeiture. For purposes of this Agreement, “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(b) Stock Options. As of the close of business on August 4, 2006: (i) 8,208,706 shares of Company Class A Common Stock and 19,345,782 shares of Company Class B Common Stock were subject to issuance pursuant to outstanding Company Options (as defined below) to purchase Company Common Stock under the applicable Company Benefit Plans that are stock option plans as set forth on Section 2.12(a) of the Company Disclosure Letter (the “Company Stock Option Plans”) (equity or other equity-based awards, whether payable in cash, shares or otherwise, granted under or pursuant to the Company Stock Option Plans, other than the Company Rights, Company Stock-Based Awards and the Convertible Debt (as defined in Section 2.2(c)), are referred to in this Agreement as “Company Options”), (ii) no shares of Company Class A Common Stock or Class B Common Stock were reserved for future issuance under the Company Purchase Plan, and (iii) no shares of Company Class A Common Stock and no shares of Class B Common Stock were subject to issuance pursuant to outstanding Company Stock-Based Awards. Section 2.2(b) of the Company Disclosure Letter sets forth a list of each outstanding Company Stock-Based Award and Company Option, and (1) the particular Company Benefit Plan (if any) pursuant to which such Company Stock-Based Award or Company Option was granted, (2) the name of the holder of such Company Stock-Based Award or Company Option, (3) the number of shares of Company Common Stock subject to such Company Stock-Based Award or Company Option, (4) the exercise price of such Company Stock-Based Award or Company Option, (5) the date on which such Company Stock-Based Award or Company Option was granted, (6) the applicable vesting schedule, and the extent to which such Company Stock-Based Award or Company Option is vested and exercisable, and (7) the date on which such Company Stock-Based Award or Company Option expires. All shares of Company Common Stock subject to issuance under the applicable Company Benefit Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The exercise price of each Company Stock-Based Award and Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock-Based Award or Company Option. All grants of Company Stock-Based Awards and Company Options were validly issued and properly approved by the Board of Directors of the Company in material compliance with all applicable Legal Requirements and recorded on the Company Financials (as defined in Section 2.4(b)) in accordance with GAAP (as defined in Section 2.4(b)), and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards with respect to the Company other than as set forth in this Section 2.2(b).

(c) Convertible Debt. The Company has (i) reserved 16,111,259 shares of Company Class A Common Stock for issuance upon conversion of the Company’s 2.25% Convertible Subordinated Notes due February 15, 2010 (the “2.25% Notes”) and (ii) reserved 8,476,787 shares of Company Class A Common Stock (of which 8,297,079 shares remain reserved) for issuance upon conversion of the 3.00% Convertible Subordinated Notes originally issued by Computer Network Technology Corporation (“CNT”) and for which the Company is now a co-obligor and guarantor (the “3.00% Notes” and, together with the 2.25% Notes, the “Convertible Debt”).

(d) Voting Debt. Except as set forth in Section 2.2(c), no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company (collectively, “Voting Debt”), is issued or outstanding as of the date hereof.

(e) Other Securities. Except as otherwise set forth in this Section 2.2 or in Section 2.2 of the Company Disclosure Letter, as of August 4, 2006, there are no securities, options, warrants, calls, rights, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, or otherwise granting the Company or any of its Subsidiaries the right to have a third party issue, deliver or sell to the Company or any of its Subsidiaries, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract, arrangement or undertaking. All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Except for shares of Company Restricted Stock, there are not any outstanding Contracts of the Company or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (B) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company and its Subsidiaries have not entered into any swaps, caps, collars, floors or other derivative contracts or securities relating to interest rates, equity securities, debt securities or commodities. Neither the Company nor any of its Subsidiaries is a party to, nor are there, any voting agreements, irrevocable proxies, voting trusts, registration rights agreements or other voting arrangements with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(f) No Changes. Since August 4, 2006, and through the date hereof, other than (i) pursuant to the exercise of Company Options outstanding as of August 4, 2006, issued pursuant to Company Stock Option Plans, (ii) pursuant to the exercise of Company Stock-Based Awards outstanding as of August 4, 2006, issued pursuant to the applicable Company Benefit Plans or (iii) repurchases from Employees following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements, there has been no change in (A) the outstanding capital stock of the Company, (B) the number of Company Options or Company Stock-Based Awards outstanding, or (C) the number of other options, warrants or other rights to purchase capital stock of the Company.

2.3 Authority; Non-Contravention; Necessary Consents.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the Company’s stockholders. The adoption of this Agreement by the holders of a majority of the outstanding shares of Company Class A Common Stock, which are entitled to one (1) vote per share, and Company Class B Common Stock, which are entitled to one-tenth (1/10) of a vote per share, voting together as a single class, is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms , except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Non–Contravention. The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate any provision of the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to the adoption of this Agreement by the Company’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(c), conflict with or violate any material Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) subject to obtaining the consents set forth in Section 2.3(b) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract (as defined in Section 2.15), except, in the case of clauses (ii) and (iii) above, for any such conflicts, breaches, defaults or violations that would not be material to the Company and its Subsidiaries, taken as a whole, or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with its terms.

(c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental entity or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental function (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.17) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the effectiveness of the Registration Statement (as defined in Section 2.17), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) the consents listed on Section 2.3(c) of the Company Disclosure Letter, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (vi) such other consents, clearances, authorizations, filings, approvals and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (v) are referred to herein as the “Necessary Consents.”

2.4 SEC Filings; Financial Statements.

(a) SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since February

1, 2003. The Company has made available to Parent all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports. The Company SEC Reports did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (as amended prior to the date of this Agreement) (the “Company Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC). The balance sheet of the Company contained in the Company SEC Reports as of April 30, 2006, is hereinafter referred to as the “Company Balance Sheet.” Other than liabilities (A) disclosed in the Company Financials or (B) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required by GAAP to be disclosed on a consolidated balance sheet or in the notes thereto which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended January 31, 2006, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of January 31, 2006. Since January 31, 2006 and through the date hereof, to the Knowledge of the Company, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended January 31, 2007, and conclude, after such assessment, that such controls were effective. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal controls over financial reporting, which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials) for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements of the Company and its Subsidiaries. To the Knowledge of the Company, since the date of the Company’s most recent Form 10-Q filed with the SEC, neither the Company nor any of its Subsidiaries (including any Employee (as defined in Section 2.12(a)), nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other Employees), or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Company Financials, the Company has disclosed to Parent all deficiencies and weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of internal controls over financial reporting utilized by the Company and its Subsidiaries.

(d) Sarbanes-Oxley Act; Nasdaq. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

2.5 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been: (a) any Material Adverse Effect on the Company, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any repurchase for value or redemption by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries except for repurchases from Employees following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements, (c) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock, (d) any granting by the Company or any of its Subsidiaries of any material (whether individually or in the aggregate) increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice (other than to directors or officers of the Company), or any payment by the Company or any of its Subsidiaries of any material (whether individually or in the aggregate) bonus, except for bonuses made in the ordinary course of business consistent with past practice (other than to directors or officers of the Company), or any granting by the Company or any of its Subsidiaries of any material (whether individually or in the aggregate) increase in severance or termination pay or any entry by the Company or any of its Subsidiaries into any material (whether individually or in the aggregate) employment, severance, termination or indemnification agreement, (e) entry by the Company or any of its Subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.7(a)(i)), other than non-exclusive license, supply and distribution agreements entered into in the ordinary course of business consistent with past practice, (f) any material (whether individually or in the aggregate) amendment or consent with respect to any Company Material Contract in effect since the date of the Company Balance Sheet, (g) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or (h) any material revaluation by the Company of any of its assets.

2.6 Taxes.

(a) Definition. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.6(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and

(iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.6(a) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) The Company and each of its Subsidiaries have filed all material federal, state, local and foreign returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements. No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP), nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(ii) The Company and each of its Subsidiaries have timely paid or withheld with respect to their Employees (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(iii) No audit or other examination of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(iv) The Company has made available to Parent or its legal counsel, copies of all material Tax Returns for the Company and each of its Subsidiaries filed for all periods beginning February 1, 2003 or later.

(v) Neither the Company nor any of its Subsidiaries is, nor has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(vi) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(vii) Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

(viii) Neither the Company nor any of its Subsidiaries has taken any action or has failed to take any action or knows of any fact, agreement, plan or other circumstance that would cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

2.7 Intellectual Property.

(a) Definitions. For the purposes of this Agreement, the following terms have the following meanings:

(i) “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer data; (C) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (D) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (E) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”), (F) all computer software, including all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded; (G) all industrial designs and any registrations and applications therefor throughout the world; (H) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (I) all databases and data collections and all rights therein throughout the world; (J) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (K) any similar or equivalent rights to any of the foregoing anywhere in the world.

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(iii) “Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; and (C) registered copyrights and applications for copyright registration.

(iv) “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

(v) “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, credit or debit card number or customer or account number, or any other piece of information that allows the identification of a natural person.

(vi) “User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company or any of its Subsidiaries from users of any Company Product or website of the Company or any of its Subsidiaries.

(vii) “Company Privacy Policy” shall mean any external or internal, past or present policy of the Company or any of its Subsidiaries relating to: (A) the privacy of users of any Company Product or of any externally accessible website of the Company or any of its Subsidiaries, (B) the collection, storage, disclosure, and transfer of any User Data or Personal Data, or (C) any Employee information.

(b) Registered Intellectual Property; Proceedings. Section 2.7(b) of the Company Disclosure Letter sets forth (i) all material Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, the filing, publication, issue and/or expiration dates, and the corresponding application and registration numbers and similar identifiers, (ii) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any material Company Registered Intellectual Property.

(c) Company Products. Section 2.7(c) of the Company Disclosure Letter sets forth a list (by name and version number) of all products, software or service offerings of the Company or any of its Subsidiaries (collectively, “Company Products”) that are currently being sold, distributed, provided or otherwise disposed of, or which the Company or any of its Subsidiaries currently supports or is obligated to support or maintain, or any products or services under development which the Company intends to make commercially available within 12 months of the date hereof.

(d) No Order. No material Company Intellectual Property or Company Product is subject to any proceeding or outstanding order, Contract or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may adversely affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(e) Registration. Each item of material Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees currently due in connection with such material Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such material Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such material Company Registered Intellectual Property. The Company has no Knowledge of any facts or circumstances that would render any material Company Registered Intellectual Property unenforceable.

(f) Absence of Liens. The Company owns and has good and exclusive title to each item of material Company Intellectual Property (including all Company Intellectual Property embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product) owned by it, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted in the ordinary course of business consistent with past practice and Liens that do not materially restrict Company’s use or exploitation of any Company Intellectual Property). All Company Intellectual Property will be fully transferable, alienable and licensable by the Surviving Corporation and/or Parent without material restriction and without material payment of any kind to any third party.

(g) Third-Party Development. To the extent that any technology, software or Intellectual Property has been developed or created independently or jointly by a third party for the Company or any of its Subsidiaries, or any technology, software or other Intellectual Property that has been developed or created independently or jointly by a third party is incorporated into or bundled or distributed with any of the Company Products, the Company and its Subsidiaries have a written agreement with such third party with respect thereto and the Company and its Subsidiaries thereby either (i) have obtained ownership of, and are the exclusive owners of, or (ii) have obtained licenses (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all technology, software or Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so. Except as set forth on Section 2.7(g) of the Company Disclosure Letter, no Person who has licensed any Intellectual Property to the Company or any of its Subsidiaries has ownership rights or license rights to improvements made by or for the Company or any such Subsidiary in such Intellectual Property. Without limiting the foregoing, the Company and each of its Subsidiaries has the right to use, pursuant to valid licenses, all data (including personal data of third parties), all software development tools, library functions, operating systems, data bases, compilers and all other third-party software to the extent that each of the foregoing (i) is used in the operation of the Company’s and its Subsidiaries’ business, or (ii) is required to create, modify, compile, operate or support any software that is Company Intellectual Property or is incorporated into or distributed with any Company Product.

(h) Transfers. Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any material Intellectual Property that is or was Company Intellectual Property (including any Company Intellectual Property embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product by the Company), to any third party, or knowingly permitted the Company’s rights in such Intellectual Property to lapse or enter the public domain.

(i) Licenses. Other than “shrink wrap” and similar widely available commercial end-user licenses, Section 2.7(i) of the Company Disclosure Letter sets forth a list of all contracts, licenses and agreements to which the Company or any of its Subsidiaries is a party (i) with respect to material Company Intellectual Property licensed or transferred to any third party, or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to the Company or any of its Subsidiaries.

(j) No Conflict. All Contracts affecting the use or ownership of either (i) material Company Intellectual Property, or (ii) Intellectual Property of a third party licensed to the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, are in full force and effect (such Contracts referred to herein as “IP Contracts”). The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments (including allowing any third party to require the Company or any of its Subsidiaries to prepay any obligations or result in the loss of any prepaid royalties or fees) with respect to, any IP Contracts. Each of the Company and its Subsidiaries is in material compliance with, and has not materially breached any term of any IP Contracts and, to the Knowledge of the Company, all other parties to IP Contracts are in compliance with, and have not materially breached any term of, such Contracts. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under all IP Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional material amounts or material consideration, or the loss of any material prepaid royalties or material fees, other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay or would lose.

(k) Effect of Transaction. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or the Surviving Corporation by operation of law or otherwise of any contracts or agreements to which the Company or any of its Subsidiaries are a party, will result in (i) either Parent or the Surviving Corporation granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (ii) either Parent or the Surviving Corporation being bound by, or subject to, any non-compete or other material restriction on the operation or scope or their respective businesses, or (iii) either Parent or the Surviving Corporation being obligated to pay any material royalties or other material amounts to any third party in excess of those payable by Parent or the Company, respectively, prior to the Closing.

(l) No Infringement. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as such business currently is conducted and reasonably contemplated to be conducted, including (i) the Company’s and its Subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of the products, software or services of the Company and its Subsidiaries (including Company Products), (ii) the Company’s use of any product, device, algorithm or process and (iii) the use, distribution and exploitation of User Data (if any), has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(m) All Necessary Intellectual Property. To the Knowledge of Company, the Company and its Subsidiaries own or otherwise have sufficient rights to all material Intellectual Property used in and/or necessary to the conduct of the business of the Company and its Subsidiaries as it currently is conducted, and as it is currently planned to be conducted by the Company and its Subsidiaries.

(n) No Notice of Infringement. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice from any third party that the operation of the business of the Company or any of its Subsidiaries or any act, product or service of the Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction.

(o) No Third Party Infringement. To the Knowledge of the Company, no Person has infringed or misappropriated, or is infringing or misappropriating, any material Company Intellectual Property, including any Company Intellectual Property (other than Company Intellectual Property owned by a third party) embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product by the Company.

(p) Proprietary Information Agreements. The Company and each of its Subsidiaries has taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries, and, without limiting the foregoing, each of the Company and its Subsidiaries has and enforces a policy requiring each Employee to execute a proprietary information and confidentiality agreement substantially in the form provided to Parent, and to the Knowledge of the Company, all Employees of the Company and any of its Subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to have a Material Adverse Effect on the Company.

(q) Open Source. For purposes of this Agreement, “Open Source Material” shall mean any software or other Intellectual Property that is distributed or made available as “open source software” or “free software” or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or Intellectual Property. Open Source Materials includes software that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License or BSD License, as well as all other similar “public” licenses.

(i) Section 2.7(q)(i) of the Company Disclosure Letter accurately identifies and describes (A) each item of Open Source Material (x) that is material to a Company Product and (y) that is or has been contained in, distributed with, or used in the development of a Company Product or from which any part of any Company Product has been derived, or which is or has been distributed or made available to any third party by or for the Company or any of its Subsidiaries, (B) the applicable license terms for each such item of Open Source Material, (C) the Company Product(s) (if any) to which each such item of Open Source Material relates, and (D) whether (and if so, how) each such item of Open Source Material has been modified or distributed by or for the Company or any of its Subsidiaries.

(ii) Except as set forth in Section 2.7(q)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has (A) incorporated Open Source Materials into, or combined Open Source Materials with, any Company Product or Company Intellectual Property or used Open Source Materials to develop or provide any Company Product or Company Intellectual Property, (B) distributed Open Source Materials in conjunction with or for use with any Company Product or Company Intellectual Property, or (C) otherwise used Open Source Materials, in the case of each of (A), (B) or (C), in a manner that (x) imposes or could impose a requirement or condition that such Company Product or Company Intellectual Property (or any material portion thereof) (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge, or (y) grants or would require the grant of a license to any Person of any Company Intellectual Property.

(r) Privacy and Personal Data. Neither the Company nor its Subsidiaries have breached or violated any Company Privacy Policy and, to the Knowledge of Company, there has been no unauthorized or illegal use of or access to any of the User Data or Personal Data collected by Company or its Subsidiaries from its customers or users of its websites. Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, nor Parent’s or the Surviving Corporation’s possession or use of any User Data will result in any violation of any law or Company Privacy Policy.

2.8 Compliance; Permits; Exports; FCPA

(a) Compliance. Neither the Company nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. As of the date hereof, the Company has not received notice that any investigation or review by any Governmental Entity is pending and, to the Knowledge of the Company, no such investigation or review has been threatened, against the Company or any of its Subsidiaries. There is no material judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing (i) any business practices of the Company or any of its Subsidiaries, (ii) any acquisition of material property by the Company or any of its Subsidiaries or (iii) the conduct of business by the Company and its Subsidiaries as currently conducted.

(b) Permits. The Company and its Subsidiaries hold, to the extent legally required, all material permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted (collectively, “Company Permits”). As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except for such suspensions or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

(c) Export Control Laws. Each of the Company and its Subsidiaries (x) is conducting its export transactions in accordance in all material respects, and (y) has conducted its export transactions in accordance, other than as would not reasonably be expected to have a Material Adverse Effect on the Company, with all applicable U.S. export and re-export control laws and, to the Knowledge of the Company, all other applicable import/export controls in other countries in which the Company and its Subsidiaries conduct business.

(i) Each of the Company and its Subsidiaries has obtained, and is in material compliance with, all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (A) the export and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(ii) As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims or legal actions against the Company or any Subsidiary alleging a violation of such Export Approvals or the export control laws of any Governmental Entity; and

(iii) No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required by the consummation of the Merger, other than such Export Approvals the failure of which to obtain would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company.

(d) Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer, director, agent, Employee or other Person associated with or acting on their behalf, has, directly or indirectly, materially violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and to the Knowledge of the Company, none of them has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. The Company has established reasonable internal controls and procedures designed to ensure compliance with the FCPA.

2.9 Litigation. As of the date hereof, there are no claims, suits, actions or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any court, Governmental Entity, or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated hereby or which would reasonably be expected, either individually or in the aggregate with all such claims, actions or proceedings, to be material to the Company and its Subsidiaries taken as a whole.

2.10 Brokers’ and Finders’ Fees; Fees and Expenses. Except for fees payable to Credit Suisse Securities LLC (USA) (“Credit Suisse”) pursuant to an engagement letter dated June 24, 2004, a copy of which has been provided to Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any transaction contemplated hereby based upon arrangements made by or on behalf of the Company. Section 2.10 of the Company Disclosure Letter sets forth a listing of any Contract with any accountant, broker, financial advisor, consultant, legal counsel or other Person retained by the Company in connection with this Agreement or the transactions contemplated hereby which is other than on a “time and materials” basis at customary rates.

2.11 Transactions with Affiliates. Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 2.11 of the Company Disclosure Letter sets forth a list of those Persons who may be deemed to be, in the Company’s reasonable judgment, affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”).

2.12 Employee Benefit Plans.

(a) Schedule. Section 2.12(a) of the Company Disclosure Letter sets forth a correct and complete list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, programs, agreements, policies, contracts, arrangements or payroll practices, including Company Material Contracts pursuant to Section 2.15(a)(ii), bonus plans, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical, dental, vision, life insurance, educational assistance and scholarship plans and programs or other material employee benefit plans or program, whether written or unwritten, funded or unfunded, which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Controlled Group Affiliate (as defined in Section 2.12(e)) for the benefit of current or former employees, consultants or directors (each, an “Employee”), or with respect to which the Company or any Controlled Group Affiliate has or may have any liability or obligation (collectively, the “Company Benefit Plans”). Neither the Company nor any Controlled Group Affiliate has a Contract, plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or to modify any existing Company Benefit Plan that would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(b) Documents. With respect to each Company Benefit Plan covering Employees who perform services in the United States, the Company has delivered or made available to Parent for review, (i) the most recent documents constituting the Company Benefit Plans (including all amendments thereto and related trust documents), and with respect to any Company Benefit Plan that has been merged into another Company Benefit Plan, the plan documents in effect prior to the merger of such plan, (ii) the most recent annual actuarial valuations and/or audited statement of assets and liabilities for each applicable Company Benefit Plan, (iii) the most recent Form 5500 and all schedules thereto, (iv) the most recent Approval (as defined in Section 2.12(c)(i)) for each Company Benefit Plan, as applicable, (v) all material correspondence to or from any Governmental Entity relating to any Company Benefit Plan, (vi) all discrimination tests for each Company Benefit Plan, if applicable, for the most recent plan year, (vii) all material communications to Employees regarding in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Company Benefit Plan or proposed Company Benefit Plan, and (viii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Benefit Plan.

(c) Benefit Plan Compliance.

(i) With respect to each Company Benefit Plan, no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries would be subject to any material liability under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or any other applicable Legal Requirement, which would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(ii) Each Company Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of all applicable collective bargaining agreements. Each Company Benefit Plan, including any material amendments thereto, that is capable of approval by, and/or registration for and/or qualification for special tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval, except for the lack of such Approvals which would not reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole. Except as required by Legal Requirements, no condition exists that would prevent the Company or Parent from terminating or amending any Company Benefit Plan at any time for any reason without material liability to the Company and its Controlled Group Affiliates, taken as a whole (other than ordinary administration expenses or routine claims for benefits).

(iii) No material oral or written representation or commitment with respect to any material aspect of any Company Benefit Plan has been made to an Employee of the Company or any of its Subsidiaries by an authorized Employee of the Company that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans that would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body or any material number or category of its Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv) There are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced, or to the Knowledge of the Company, is threatened or reasonably anticipated (other than routine claims for benefits), with respect to any material claim, which would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(d) Plan Funding. With respect to the Company Benefit Plans, there are no material benefit or funding obligations for which contributions have not been made or properly accrued or will not be offset by insurance and there are no material benefit or funding obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company. The assets of each Company Benefit Plan which is funded are reported at their fair market value on the books and records of such Company Benefit Plan.

(e) No Pension or Welfare Plans. Neither the Company nor any other Person under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a “Controlled Group Affiliate”) with the Company has ever maintained, established, sponsored, participated in, or contributed to, any (i) Company Benefit Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) ”multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) ”multiple employer plan” as defined in ERISA or the Code, or (iv) ”funded welfare plan” within the meaning of Section 419 of the Code. No Company Benefit Plan provides health benefits that are not fully insured through an insurance contract.

(f) Continuation Coverage. No Company Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured), with respect to any Person for any reason (other than coverage mandated by applicable Legal Requirements and neither the Company nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or as would not otherwise reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(g) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. There is no contract, agreement, plan or arrangement to which the Company or any Controlled Group Affiliate is a party or by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

(h) Labor. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any Employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened or reasonably anticipated which may materially interfere with the respective business activities of the Company or any of its Subsidiaries. None of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any material unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

(i) Employment Matters. Except as would not reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole, the Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment (including but not limited to the classification of any Person as an employee or independent contractor), employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The services provided by each of the U.S. Employees (other than consultants and contractors) are terminable at will by the Company and the Company is not a party to any Contract with any U.S. Employees (other than consultants and contractors) that provides for severance or other post-termination pay. Neither the Company nor any of its Subsidiaries is party to any Contract with any non-U.S. Employee that provides benefits to such non-U.S. Employee or restrictions on the Company in excess of those required by applicable Legal Requirements.

2.13 Title to Properties.

(a) Leases. Section 2.13(a) of the Company Disclosure Letter sets forth a list of all material real property leases to which the Company or any of its Subsidiaries is a party or by which any of them is bound (each, a “Company Lease”). No party has a right to occupy any of the premises subject to a Company Lease (“Company Leased Property”) except for the Company or its Subsidiaries. The Company has made available to Parent a true and complete copy of each Company Lease.

(b) Properties Section 2.13(b) of the Company Disclosure Letter sets forth a list of all real property owned by the Company or any of its Subsidiaries (the “Company Owned Property” and collectively with the Company Leased Property, the “Company Real Property”). With respect to the Company Owned Property, the Company has made available to Parent copies of the deeds and other instruments (as recorded) by which the Company or any of its Subsidiaries acquired such parcel of property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Company or any of its Subsidiaries relating thereto. Except as would not materially and adversely affect the ability of the Company or Subsidiary to operate its business as now being conducted, there are no structural, electrical, mechanical, plumbing, roof, paving or other defects in any improvements located on any of the Company Owned Property. There are no pending, or, to the Knowledge of the Company, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to adversely affect the Company Real Property.

(c) Valid Title. The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business that are material to the Company and its Subsidiaries, taken as a whole, free and clear of any Liens, except for (i) Liens imposed by law in respect of obligations not yet due which are owed in respect of Taxes or (ii) Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

2.14 Environmental Matters. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) no underground storage tanks and no amount of any substance that has been designated as radioactive, toxic, hazardous or a pollutant or contaminant or words of similar meaning and effect by applicable Legal Requirements, including PCBs, asbestos, petroleum, urea-formaldehyde and mold, (a “Hazardous Material”) are present as a result of the actions of the Company or any of its Subsidiaries or any affiliate of the Company, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased;

(b) neither the Company nor any of its Subsidiaries has disposed of, transported, stored, sold, used, released, generated, exposed its Employees or others to, or distributed, manufactured, sold, transported or disposed of any product containing a Hazardous Material (collectively “Hazardous Material Activities”) in violation of any Legal Requirement to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity (collectively, “Hazardous Materials Laws”);

(c) no action or proceeding is pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries arising out of Hazardous Materials Laws;

(d) neither the Company nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Hazardous Materials Laws or the Hazardous Materials Activities of the Company or any of its Subsidiaries; and

(e) to the Knowledge of the Company, there are no facts or circumstances likely to prevent or delay timely compliance by the Company or any of its Subsidiaries with the European Directive 2002/96/EC on waste electrical and electronic equipment or European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

2.15 Contracts.

(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean:

(i) any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii) any employment or consulting Contract (in each case, under which the Company or any of its Subsidiaries may have continuing obligations as of the date hereof) with (A) any current or former executive officer or other employee of the Company earning an annual salary in excess of $200,000 or (B) any member of the Company’s Board of Directors, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company;

(iii) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any agreement of indemnification or any guaranty that is or could be material to the Company and its Subsidiaries, taken as a whole (in each case, under which the

Company or any of its Subsidiaries has continuing obligations as of the date hereof) other than any agreement of indemnification entered into in connection with the sale or license of hardware or software products in the ordinary course of business;

(v) any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Intellectual Property or to compete with any Person in any material line of business, (B) granting any exclusive rights, or (C) otherwise prohibiting or limiting the right of the Company and its Subsidiaries to sell, distribute or manufacture any material products or services or to purchase or otherwise obtain any material software, components, parts or subassemblies;

(vi) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business;

(vii) any Contract governing the terms of any material ownership or investments of the Company or any of its Subsidiaries in any other Person or business enterprise other than Company’s Subsidiaries, or any Contract pursuant to which the Company or its Subsidiaries has any material obligation or commitment (whether conditional or otherwise) to make any investment or acquire any ownership interest in any other Person or business enterprise other than the Company’s Subsidiaries;

(viii) any dealer, distributor, joint marketing or development agreement under which the Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any agreement pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property that will not be wholly owned by the Company or any of its Subsidiaries and which may not be terminated without penalty upon notice of 90 days or less;

(ix) any Contract to provide source code to any third party for any product or technology of the Company and its Subsidiaries;

(x) any Contract containing any support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, which represents a value or liability in excess of $1,000,000 on an annual basis, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company or its Subsidiaries;

(xi) any Contract to license any third party to manufacture or reproduce any of the Company’s products, services or technology or any Contract to sell or distribute any of the Company’s products, services or technology, except agreements with distributors or sales representatives in the ordinary course of business consistent with past practice and terminable without penalty upon notice of 90 days or less;

(xii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $750,000, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business;

(xiii) any material settlement agreement with continuing obligations thereunder entered into within five years prior to the date of this Agreement;

(xiv) any Company Lease; or

(xv) any other Contract that has a value of $2,000,000 or more in any individual case and which may not be terminated without penalty upon notice of 90 days or less, or is otherwise material and relates to one of the Company’s customers listed on Section 2.15(a)(xv) of the Company Disclosure Letter which sets forth a list of the Company’s top 10 customers by revenue for the fiscal year ended January 31, 2006.

(b) Schedule. Section 2.15(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof and which are described in Sections 2.15(a)(i) through 2.15(a)(xv) hereof.

(c) No Breach. All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no third party has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

2.16 Insurance. The insurance policies covering the Company, its Subsidiaries or any of their respective Employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance are set forth on Section 2.16 of the Company Disclosure Letter. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

2.17 Disclosure . None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including amendments or supplements thereto) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/Prospectus”), will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Parent and the Company, at the time of the Parent and Company Stockholders’ Meetings (as defined in Section 5.2(a)) or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein about Parent supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

2.18 Board Approval. The Board of Directors of the Company has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “Company Board Approval”), (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared the Merger to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted to the Company’s stockholders at the Company Stockholders’ Meeting.

2.19 Fairness Opinion. The Company’s Board of Directors has received a written opinion from Credit Suisse, dated as of August 7, 2006, to the effect that, as of such date and subject to the matters set forth in the opinion, the aggregate number of shares of Parent Common Stock to be received by the holders of Company Common Stock pursuant to the Merger (based on 150,330,384 shares of Company Common Stock outstanding as of July 31, 2006) is fair, from a financial point of view, to such holders of Company Common Stock, other than Parent. A written copy of such opinion will be provided to Parent prior to the execution of this Agreement, solely for informational purposes, promptly following the execution and delivery of this Agreement by the Company.

2.20 Rights Plan. The Company has taken all action so that (a) Parent shall not be an “Acquiring Person” under the Company Rights Plan and (b) the entering into of this Agreement and the Merger and the consummation of the other transactions contemplated hereby will not result in the grant of any rights to any Person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered as a result thereof.

2.21 Takeover Statutes. The Board of Directors of the Company has taken all necessary actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a “business combination” (as defined in such Section 203), and any other similar Legal Requirement, are not applicable to this Agreement, the Merger and the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company, except as set forth in the disclosure letter supplied by Parent and Merger Sub dated as of the date hereof (the “Parent Disclosure Letter”), as follows:

3.1 Organization; Standing; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Parent and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Charter Documents. Parent has delivered or made available to the Company a true and correct copies of (i) the certificate of incorporation (including any Certificate of Designations) and bylaws of Parent, each as amended to date (collectively, the “Parent Charter Documents”) and (ii) the Subsidiary Charter Documents of each of its Significant Subsidiaries, and each such instrument is in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents and each Significant Subsidiary of Parent is not in violation of its respective Subsidiary Charter Documents, except in the case of a Significant Subsidiary, as would not reasonably be expected to have a Material Adverse Effect on Parent.

(c) Subsidiaries. Exhibit 21 to Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 includes all the Subsidiaries of Parent which are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Significant Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are, except as set forth in such Exhibit 21, owned directly or indirectly by Parent, free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws, or as would not reasonably be expected to have a Material Adverse Effect on Parent or a material adverse effect on such Significant Subsidiary.

3.2 Capital Structure.

(a) Capital Stock. The authorized capital stock of Parent consists of: (i) 800,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”), of which 800,000 shares have been designated as Series A Participating Preferred Stock, all of which have been reserved for issuance upon exercise of preferred stock purchase rights (the “Parent Rights”) issuable pursuant to the Preferred Stock Rights Agreement dated as of February 7, 2002 by and between Parent and Wells Fargo Bank, MN N.A. (the “Parent Rights Agreement”), a true and complete copy of which is filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on February 11, 2002. At the close of business on August 4, 2006: (A) 270,232,918 shares of Parent Common Stock were issued and outstanding, excluding shares of Parent Common Stock held by Parent in its treasury, (B) no shares of Parent Common Stock were held by Parent in its treasury, and (C) no shares of Parent Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b) Stock Options. As of the close of business on August 4, 2006: (i) 41,513,674 shares of Parent Common Stock were subject to issuance pursuant to outstanding options to purchase Parent Common Stock under the stock option, stock award, stock appreciation or phantom stock plans of Parent (the “Parent Stock Option Plans”) (stock options, stock awards, stock appreciation rights, phantom stock awards, stock-related awards and performance awards granted by Parent pursuant to the Parent Stock Option Plans are referred to in this Agreement as “Parent Options”), (ii) 32,185,861 shares of Parent Common Stock were reserved for future issuance under the employee stock purchase plan of Parent, and (iii) no shares of Parent Common Stock were subject to issuance pursuant to outstanding options, rights or warrants to purchase Parent Common Stock issued other than pursuant to the Parent Stock Option Plans and the Parent employee stock purchase plan. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Since February 1, 2005, the exercise price of each Parent Option has been no less than the fair market value of a share of Parent Common Stock as determined on the date of grant of such Parent Option. Since February 1, 2005, all grants of Parent Options were validly issued and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in material compliance with all applicable Legal Requirements and recorded on the Parent Financials (as defined in Section 3.4(b)) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards with respect to Parent, other than as set forth in this Section 3.2(b).

(c) Voting Debt. No Voting Debt of Parent is outstanding as of the date hereof.

(d) Other Securities. Except as otherwise set forth in this Section 3.2, as of August 4, 2006, there are no securities, options, warrants, calls, rights, Contracts, arrangements or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract, arrangement or undertaking. All outstanding shares of Parent Common Stock, all outstanding Parent Options, and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts.

(e) No Changes. Since August 4, 2006, and through the date hereof, other than (i) pursuant to the exercise of Parent Options outstanding as of August 4, 2006, issued pursuant to the Parent Stock Option Plans, (ii) issuances under Parent’s employee stock purchase plan, or (iii) repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, there has been no change in (A) the outstanding capital stock of Parent, (B) the number of Parent Options outstanding, or (C) the number of other options, warrants or other rights to purchase Parent capital stock, which would constitute a material change in the capitalization of Parent.

(f) Merger Sub Capital Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Merger Sub and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub was formed solely for purposes of effecting the Merger and the other transactions contemplated hereby. Except as contemplated by this Agreement, Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

3.3 Authority; Non-Contravention; Necessary Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur immediately following the execution hereof, the approval of the Share Issuance by the holders of a majority of the outstanding shares of Parent Common Stock and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Non–Contravention. The execution and delivery of this Agreement by Parent and Merger Sub does not, and performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate any provision of the Parent Charter Documents, the certificate of incorporation or bylaws of Merger Sub or any other Subsidiary Charter Documents of any Subsidiary of Parent, (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict with or violate any material Legal Requirement applicable to Parent, Merger Sub or any of Parent’s other Subsidiaries or by which Parent, Merger Sub or any of Parent’s other Subsidiaries or any of their respective properties is bound or affected, or (iii) subject to obtaining the consents set forth in Section 3.3(b) of the Parent Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contract (as defined in Section 3.13), except, in the case of clauses (ii) and (iii) above, for any such consents, waivers and approvals under any of Parent’s or any of its Subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Material Adverse Effect on Parent.

(c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for (i) the Necessary Consents and (ii) such other consents, clearances, authorizations, filings, approvals and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.4 SEC Filings; Financial Statements.

(a) SEC Filings. Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since February 1, 2003. Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports. The Parent SEC Reports did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. Parent has previously furnished to the Company a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC, but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Reports.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (as amended prior to the date of this Agreement) (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC). The balance sheet of Parent contained in the Parent SEC Reports as of April 29, 2006, is hereinafter referred to as the “Parent Balance Sheet.” Other than liabilities (A) disclosed in the Parent Financials or (B) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required by GAAP to be disclosed on a consolidated balance sheet or in the notes thereto which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting as such terms are defined and as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 29, 2005, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal controls over financial reporting as of October 29, 2005. Since October 29, 2005 and through the date hereof, to the Knowledge of Parent, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 28, 2006, and conclude, after such assessment, that such controls were effective. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Parent has established and maintains, adheres to and enforces a system of internal control over financial reporting, which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the financial statements of Parent and its Subsidiaries. To the Knowledge of Parent, since the date of Parent’s most recent Form 10-Q filed with the SEC, neither Parent nor any of its Subsidiaries (including any Employee), nor Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness, which as of the date hereof has not been reasonably resolved, in the design or operation of internal controls over financial reporting utilized by Parent and its Subsidiaries, (B) any fraud, whether or not material, that involves Parent’s management or other Employees), or (C) any claim or allegation regarding any of the foregoing.

(d) Sarbanes-Oxley Act; Nasdaq. Parent is in material compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

3.5 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet there has not been: (a) any Material Adverse Effect on Parent, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s or any of its Subsidiaries’ capital stock, or any repurchase for value or redemption by

Parent or any of its Subsidiaries of any of Parent’s capital stock or any other securities of Parent or its Subsidiaries, except for repurchases from Employees following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements, or (c) any split, combination or reclassification of any of Parent’s or any of its Subsidiaries’ capital stock.

3.6 Taxes.

(a) Parent and each of its Subsidiaries have filed all material Tax Returns required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by Parent and its Subsidiaries through the date of such financial statements. No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of Parent, proposed, against Parent or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP), nor has Parent or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(b) Parent and each of its Subsidiaries have timely paid or withheld with respect to their Employees (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(c) No audit or other examination of any material Tax Return of Parent or any of its Subsidiaries is presently in progress, nor has Parent or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(d) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(e) Neither Parent nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

(f) Neither Parent nor any of its Subsidiaries has taken any action or has failed to take any action or knows of any fact, agreement, plan or other circumstance that would to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

3.7 Intellectual Property.

(a) No Infringement. To the Knowledge of Parent, as of the date hereof, the products, services and operations of Parent do not infringe or misappropriate the Intellectual Property of any third party where such infringement or misappropriation, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent.

(b) No Impairment. The Merger will not result in the termination or breach of any Contract to which Parent is a party, which termination or breach would reasonably be expected to have a Material Adverse Effect on Parent.

(c) All Necessary Intellectual Property. To the Knowledge of Parent, Parent and its Subsidiaries own or otherwise have sufficient rights to all Intellectual Property used in and/or necessary to the conduct of the business of Parent and its Subsidiaries as it currently is conducted, and as it is currently planned to be conducted by Parent and its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect on Parent.

(d) No Third Party Infringement. To the Knowledge of Parent, no Person has infringed or misappropriated, or is infringing or misappropriating, any material Intellectual Property owned by Parent.

(e) No Notice of Infringement. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received notice from any third party that the operation of the business of Parent or any of its Subsidiaries or any act, product or service of Parent or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction except as would not otherwise reasonably be expected to have a Material Adverse Effect on Parent.

(f) Proprietary Information Agreements. Parent and its Subsidiaries have taken reasonable steps to protect Parent’s and its Subsidiaries’ rights in Parent’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Parent or any of its Subsidiaries, and, without limiting the foregoing, each of Parent and its Subsidiaries has and enforces a policy requiring each Employee to execute a proprietary information and confidentiality agreement substantially in the form provided to Parent, and, to the Knowledge of Parent, all Employees of Parent and any of its Subsidiaries who are involved in the development of material Intellectual Property of the Parent or its Subsidiaries have executed such an agreement, except where the failure to do any of the foregoing is not reasonably expected to have a Material Adverse Effect on Parent.

3.8 Compliance; Permits.

(a) Compliance. Neither Parent nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except, in each case, or in the aggregate, for conflicts, violations and defaults that would not have a Material Adverse Effect on Parent. As of the date hereof, no material investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Parent or any of its Subsidiaries, against Parent or any of its Subsidiaries. As of the date hereof, there is no material judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing (i) any material business practices of Parent or any of its Subsidiaries, (ii) any acquisition of material property by Parent or any of its Subsidiaries or (iii) the conduct of business by Parent and its Subsidiaries as currently conducted, and except as would not have a Material Adverse Effect on Parent.

(b) Permits. Parent and its Subsidiaries hold, to the extent legally required, all Permits that required for the operation of the business of Parent, as currently conducted, the failure to hold which would reasonably be expected to have a Material Adverse Effect on Parent (collectively, “Parent Permits”). Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

3.9 Litigation. As of the date hereof, there are no claims, suits, actions or proceedings pending or, to the Knowledge of Parent, overtly threatened against Parent or any of its Subsidiaries, before any court, Governmental Entity, or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated hereby or which would reasonably be expected, either individually or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent.

3.10 Brokers’ and Finders’ Fees. Except for fees payable to Morgan Stanley & Co., Incorporated pursuant to an engagement letter dated June 29, 2006, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.11 Employee Benefit Plans.

(a) Benefit Plan Compliance.

(i) With respect to the benefit plans of Parent or any of its Subsidiaries that would be Benefit Plans if sponsored or maintained by the Company or a Controlled Group Affiliate (“Parent Benefit Plan”), no event has occurred and there exists no condition or set of circumstances, in connection with which Parent or any of its Subsidiaries would be subject to any material liability under ERISA, the Code or any other applicable Legal Requirement, which would reasonably be expected to have a Material Adverse Effect on Parent.

(ii) Each Parent Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of all applicable collective bargaining agreements. Each Parent Benefit Plan, including any amendments thereto, that is capable of Approval has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any amendment that has not previously received such Approval, except for the lack of such Approvals which would not reasonably be expected to have a Material Adverse Effect on Parent.

(iii) No material oral or written representation or commitment with respect to any material aspect of any Parent Benefit Plan has been made to an Employee of Parent or any of its Subsidiaries by an authorized Employee of Parent that is not in accordance with the written or otherwise preexisting terms and provisions of such Parent Benefit Plans, except for such representations or commitments which would not reasonably be expected to have a Material Adverse Effect on Parent.

(iv) There are no unresolved claims or disputes under the terms of, or in connection with, any Parent Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim, except for such claims or disputes which would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Plan Funding. With respect to the Parent Benefit Plans, there are no material benefit or funding obligations for which contributions have not been made or properly accrued, or will not be offset by insurance, and there are no material benefit or funding obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of Parent. The assets of each Parent Benefit Plan which is funded are reported at their fair market value on the books and records of such Parent Benefit Plan.

(c) No Pension or Welfare Plans. Neither Parent nor any Controlled Group Affiliate with Parent has ever maintained, established, sponsored, participated in, or contributed to, any (i) Parent Benefit Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) ”multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) ”multiple employer plan” as defined in ERISA or the Code, or (iv) ”funded welfare plan” within the meaning of Section 419 of the Code. No Parent Employee Plan provides health benefits that are not fully insured through an insurance contract.

(d) Continuation Coverage. No Parent Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured), with respect to any Person for any reason (other than coverage mandated by applicable Legal Requirements) and neither Parent nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or as would not otherwise reasonably be expected to have a Material Adverse Effect on Parent.

(e) Labor. Parent is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Parent or any of its Subsidiaries. To the Knowledge of Parent, there are no activities or proceedings of any labor union in the United States to organize any Employees. There is no labor dispute, strike or work stoppage against Parent or any of its Subsidiaries pending or, to the Knowledge of Parent, threatened or reasonably anticipated which may materially interfere with the respective business activities of Parent or any of its Subsidiaries. None of Parent, any of its Subsidiaries or any of their respective representatives or Employees has committed any material unfair labor practice in connection with the operation of the respective businesses of Parent or any of its Subsidiaries. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Parent nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

3.12 Environmental Matters. Except as would not result in a Material Adverse Effect on Parent:

(a) no underground storage tanks and no amount of any Hazardous Material are present as a result of the actions of Parent or any of its Subsidiaries or any affiliate of Parent, or, to the Knowledge of Parent, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of its Subsidiaries has at any time owned, operated, occupied or leased;

(b) neither Parent nor any of its Subsidiaries has disposed of, transported, stored, sold, used, manufactured, disposed of, released, generated or exposed its Employees or others to, or distributed, manufactured, sold, transported or disposed of any product containing a Hazardous Material in violation of any Hazardous Materials Laws;

(c) no action or proceeding is pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries arising out of Hazardous Materials Laws;

(d) neither Parent nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Hazardous Materials Laws or the Hazardous Materials Activities of Parent or any of its Subsidiaries; and

(e) to the Knowledge of Parent there are no facts or circumstances likely to prevent or delay timely compliance by Parent or any of its Subsidiaries with the European Directive 2002/96/EC on waste electrical and electronic equipment or European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

3.13 Material Contracts. All Parent Material Contracts (as defined below) are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Parent Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. To the Knowledge of Parent, no third party has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Parent Material Contract” shall mean any Contract of Parent that meets the definitions set forth in item (i) and (ii) of Item 601(b)(10) of Regulation S-K under the Securities Act.

3.14 Disclosure. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Parent and the Company, the time of the Parent and Company Stockholders’ Meetings or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein about the Company supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

3.15 Board Approval. The Board of Directors of Parent has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “Parent Board Approval”), (a) determined that the Merger is fair to, and in the best interests of, Parent and its stockholders and declared the Merger to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Merger and the Share Issuance, and (c) recommended that the stockholders of Parent approve the Share Issuance and directed that such matter be submitted to Parent’s stockholders at the Parent Stockholders’ Meeting.

3.16 Fairness Opinion. Parent’s Board of Directors has received a written opinion from Morgan Stanley & Co. Incorporated, dated as of August 7, 2006, in customary form to the effect that, as of such date, subject to the matters set forth in the opinion, the Exchange Ratio is fair, from a financial point of view, to Parent, and has delivered to the Company a copy of such opinion for informational purposes only.

3.17 Rights Plan. Parent has taken all action so that (a) the Company shall not be an “Acquiring Person” under the Parent Rights Agreement and (b) the entering into of this Agreement and the Merger and the consummation of the other transactions contemplated hereby will not result in the grant of any rights to any Person under the Parent Rights Agreement or enable or require the Parent Rights to be exercised, distributed or triggered as a result thereof.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by the Company.

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements in all material respects and (ii) use its commercially reasonable efforts consistent with past practices and policies to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

(b) Required Consent. In addition, without limiting the generality of Section 4.1(a), except as permitted by the terms of this Agreement or as provided in Article IV of the Company Disclosure Letter, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Enter into any new line of business;

(ii) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(iii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date hereof;

(iv) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than: (A) issuances of Company Common Stock upon the exercise of Company Options, warrants or other rights of the Company existing on the date hereof in accordance with their present terms or granted pursuant to clause (C) hereof, (B) issuances of shares of Company Common Stock to participants in the Company Purchase Plan pursuant to the terms thereof, (C) grants of stock options or other stock based awards (including Company Restricted Stock) of, or to acquire, up to 5,800,000 shares of Company Common Stock in the aggregate, granted under the Company Stock Option Plans in effect on the date hereof, in each case in the ordinary course of business consistent with past practice in connection with annual compensation reviews or ordinary course promotions or to new hires and which options or stock based awards have a vesting schedule no more favorable than one-quarter (1/4) on the first anniversary of the date of grant, and one-forty-eighth (1/48) on each monthly anniversary of the date of grant thereafter and do not accelerate, or become subject to acceleration, directly or indirectly, as a result of the approval or consummation of the Merger and/or termination of employment following the Merger, but in no event shall the period for exercisability under such option following termination of employment be extended beyond 90 days following a termination of employment for any reason other than retirement, death or total and permanent disability (“Routine Grants”);

(v) Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;

(vi) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries taken as a whole;

(vii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance, except for non-exclusive marketing, distributor, reseller, end-user and related channel agreements entered into in the ordinary course of business consistent with past practice;

(viii) Sell, lease, license, encumber or otherwise dispose of any properties or assets except (A) sales of inventory in the ordinary course of business consistent with past practice or (B) the sale, lease, license or disposition of property, assets or non-exclusive licenses of Intellectual Property in the ordinary course of business consistent with past practice, in each case, which are not material, individually or in the aggregate, to the business of the Company and its Subsidiaries taken as a whole;

(ix) Make any loans, advances or capital contributions to, or investments in, any Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it, or (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice;

(x) Except as required by GAAP or the SEC, make any material change in its methods or principles of accounting;

(xi) Except as required by Legal Requirements, make or change any Tax election or adopt or change any accounting method in respect of Taxes that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of the Company or any of its Subsidiaries, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes;

(xii) Except as required by GAAP or the SEC, materially revalue any of its assets;

(xiii) (A) Pay, discharge, settle or satisfy any claims or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction for money, of claims or litigation (x) in the ordinary course of business consistent with past practice or in amounts not in excess of $1,000,000 individually or $7,500,000 in the aggregate or (y) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, or (B) waive the benefits of, agree to modify in any manner, terminate, release any Person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary;

(xiv) Except as required by Legal Requirements or written Contracts currently binding on the Company or its Subsidiaries, (A) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance or termination pay to any Employee or director of the Company or any Subsidiary of the Company other than immaterial increases in the ordinary course of business consistent with past practice, (B) make any increase in or commitment to increase the benefits or expand the eligibility under any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Restricted Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (D) enter into any employment, severance, termination or indemnification agreement with any Company Employee or enter into any collective bargaining agreement, (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” provided that the total compensation under any such offer letter or letter agreement does not exceed $200,000), (E) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Employee), or (F) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting the Company from granting Company Options that are Routine Grants;

(xv) Grant any exclusive rights with respect to any material Intellectual Property;

(xvi) Enter into or renew any Contracts (A) containing, or otherwise subjecting the Company, the Surviving Corporation or Parent to, any non-competition, exclusivity or other material restrictions on the operation of the business of the Company or the Surviving Corporation or Parent, or (B) that provide access or rights to Company interoperability or compatibility information, create obligations or restrictions on the Company with respect to interoperability or compatibility of any Company products, or require the Company to collaborate with third party storage networking vendors regarding support of mixed environments;

(xvii) Enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any Intellectual Property owned at the Effective Time by Parent or any of its Subsidiaries;

(xviii) Enter into or renew any Contracts containing any material support, maintenance or service obligation, other than those obligations in the ordinary course of business consistent with past practice that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company;

(xix) Hire employees other than in the ordinary course of business consistent with past practice and at compensation levels substantially comparable to that of similarly situated employees;

(xx) Incur any indebtedness for borrowed money in excess of $20,000,000 in the aggregate (provided that any such indebtedness less than $20,0000,000 in the aggregate shall be on terms (other than the principal amount) that are reasonably acceptable to Parent) or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(xxi) Make any capital expenditures beyond those contained in the Company’s capital expenditure budget in effect on the date hereof, a copy of which has been provided to Parent, or outside of the ordinary course of business consistent with past practice;

(xxii) Other than in the ordinary course of business consistent with past practice, enter into, modify or amend in a manner adverse to the Company, or terminate any Company Material Contract currently in effect, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse to the Company;

(xxiii) Enter into any Contract reasonably likely to require the Company or any of its Subsidiaries to pay a third party in excess of an aggregate of $2,500,000; or

(xxiv) Agree in writing or otherwise to take any of the actions described in (i) through (xxiii) above.

4.2 Conduct of Business by Parent.

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that the Company shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements in all material respects and (ii) use its commercially reasonable efforts consistent with past practices and policies to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

(b) Required Consent. In addition, without limiting the generality of Section 4.2(a), except as permitted by the terms of this Agreement or as provided in Article IV of the Parent Disclosure Letter, without the prior written consent of the Company, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(ii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock, except repurchases of (A) unvested shares at cost (or by forfeiture) in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof or entered into the ordinary course of business after the date hereof, or (B) shares in connection with any stock repurchase program authorized by the Board of Directors of Parent on or prior to the date hereof;

(iii) Issue, deliver, sell or authorize any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than (A) issuances of Parent Common Stock upon the exercise of Parent Options, warrants or other rights of Parent, (B) issuances of shares of Parent Common Stock to participants in any employee stock purchase plan of Parent pursuant to the terms thereof, (C) grants of stock options or other stock based awards (including restricted stock) of or to acquire shares of Parent Common Stock granted under the Parent Stock Option Plans in effect on the date hereof, in each case in the ordinary course of business consistent with past practice, (D) in connection with Parent Purchases (as defined below) that are not Restricted Purchases (as defined below), or (E) as necessary in the reasonable judgment of Parent for retention purposes;

(iv) Cause, permit or propose any amendments to the Parent Charter Documents or any of the Subsidiary Charter Documents of Parent’s Subsidiaries other than as set forth in Section 5.10;

(v) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets (any such transaction a “Parent Purchase”), in each of the foregoing cases, which would (A) require the approval of Parent’s stockholders, (B) have a purchase price consisting of cash and/or Parent Common Stock (valued based on the closing price of Parent Common Stock on the day immediately prior to execution of the definitive agreement for any such Parent Purchase), individually or in the aggregate, in excess of $150,000,000 or (C) otherwise pose a material risk of (1) delaying the Merger or (2) making it materially more difficult to obtain any Necessary Consent (such Parent Purchases, “Restricted Purchases”);

(vi) Except as necessary to comply with obligations in Section 5.6, sell, lease, license, encumber or otherwise dispose of any properties or assets except (A) sales of inventory in the ordinary course of business consistent with past practice or (B) the sale, lease, license or disposition of property, assets or licenses of Intellectual Property, in each case, which would not (1) require approval of Parent’s stockholders or (2) otherwise pose a material risk of (x) delaying the Merger or (y) making it materially more difficult to obtain any Necessary Consent;

(vii) Make any investments in any Person, other than investments (A) by it or a Subsidiary to or in it or any Subsidiary of it, (B) in connection with ordinary course treasury activities, (C) that is a Parent Purchase which is not a Restricted Purchase, or (D) in an amount not in excess of $100,000,000, individually or in the aggregate that would not (1) require approval of Parent’s stockholders or (2) otherwise pose a material risk of (x) delaying the Merger or (y) making it materially more difficult to obtain any Necessary Consent;

(viii) Except as required by GAAP or the SEC, make any material change in its methods, principles or practices of accounting;

(ix) Except as required by Legal Requirements, make any Tax election or accounting method change that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of Parent;

(x) Except as required by GAAP or the SEC, materially revalue any of its assets;

(xi) Incur any new indebtedness for borrowed money, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, all having a total value in excess of $275,000,000 in the aggregate, other than (A) refinancing of existing indebtedness and (B) in connection with the financing of ordinary course trade payables consistent with past practice; or

(xii) Agree in writing or otherwise to take any of the actions described in (i) through (xi) above.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, (a) Parent and the Company shall prepare and file with the SEC (as part of the Registration Statement) the Proxy Statement/Prospectus relating to the respective Stockholders’ Meetings of each of Parent and the Company to be held to consider the Stock Issuance, in the case of Parent, and adoption of this Agreement, in the case of the Company, and (b) Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Merger. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company will respond to any comments from the SEC, will use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement/Prospectus. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent

or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Parent and/or the Company, such amendment or supplement. Each of Parent and the Company shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Prospect/Proxy Statement prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Neither Parent nor the Company shall make any amendment to the Proxy Statement/Prospectus or the Registration Statement without the approval of the other party, which approval shall not be unreasonably withheld or delayed. Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Parent shall also use its reasonable best efforts to take any action required to be taken by it under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish any information concerning the Company and the holders of the Company’s securities as may be reasonably requested in connection with any such action.

5.2 Meeting of Stockholders; Board Recommendation.

(a) Meeting of Stockholders. Promptly after the Registration Statement is declared effective under the Securities Act, each of Parent and the Company will take all action necessary in accordance with Delaware Law and its certificate of incorporation and bylaws to call, hold and convene a meeting of its stockholders to consider, in the case of Parent, the Share Issuance, and, in the case of the Company, adoption of this Agreement (each, a “Stockholders’ Meeting”) to be held as promptly as practicable, and in any event (to the extent permissible under applicable Legal Requirements) within 60 days after the declaration of effectiveness of the Registration Statement. Each of Parent and the Company will use its reasonable best efforts to hold their respective Stockholders’ Meetings on the same date. Subject to Section 5.3(d), each of Parent and the Company will use its reasonable best efforts to solicit from their respective stockholders proxies in favor of, in the case of Parent, the Stock Issuance, and, in the case of the Company, the adoption of this Agreement and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Parent or the Company, as the case may be, may adjourn or postpone its Stockholders’ Meeting to the extent necessary (i) to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to its respective stockholders in advance of the vote on the Share Issuance (in the case of Parent) or the adoption of this Agreement (in the case of the Company), or (ii) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of capital stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. Each of Parent and the Company shall ensure that its respective Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with its Stockholders’ Meeting are solicited in compliance with Delaware Law, its certificate of incorporation and bylaws, the rules of Nasdaq and all other applicable Legal Requirements.

(b) Board Recommendation. Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of each of Parent and the Company shall recommend that its respective stockholders vote in favor of, in the case of Parent, the Share Issuance, and in the case of the Company, adoption of this Agreement, at their respective Stockholders’ Meetings, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Parent has recommended that Parent’s stockholders vote in favor of the Share Issuance at Parent’s Stockholders’ Meeting and the Board of Directors of the Company has recommended that the Company’s stockholders vote in favor of adoption of this Agreement at the Company’s Stockholders’ Meeting, and (iii) neither the Board of Directors of Parent or the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party hereto, the recommendation of its respective Board of Directors as set forth in the preceding clauses.

5.3 Acquisition Proposals.

(a) No Solicitation. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of Parent and the Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use reasonable best efforts to cause its and its Subsidiaries’ Employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (collectively, “Representatives”) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.3(g)), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of the provisions of this Section 5.3, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.3(d)), or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. Parent and the Company, as the case may be, and their respective Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, Parent or the Company, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. The recipient of such Acquisition Proposal, request or inquiry, shall provide the other party hereto as promptly as practicable oral and written notice setting forth all such information as is reasonably necessary to keep the other party hereto informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide the other party hereto a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(ii) Parent or the Company, as the case may be, shall provide the other with 48 hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors will consider any Acquisition Proposal.

(c) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that Parent or the Company, as the case may be, receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), contains financial terms that are superior to the terms of this Agreement and otherwise is, or is reasonably likely to lead to, a Superior Offer (as defined in Section 5.3(g)), Parent or the Company, as the case may be, may then take the following actions (but only if and to the extent that its Board of Directors concludes in good faith, following the receipt of advice of its outside legal counsel and its financial advisor, that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable Legal Requirements):

(i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) concurrently with furnishing any such nonpublic information to such party, it gives the other party hereto written notice that it is furnishing such nonpublic information, (B) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on the Company’s or Parent’s behalf, as the case may be, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 5.4(a)), and (C) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished); and

(ii) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, it gives the other party hereto written notice of such party’s intention to enter into negotiations with such third party.

(d) Change of Recommendation.

(i) In response to the receipt of a Superior Offer that has not been withdrawn, the Board of Directors of Parent or the Company, as the case may be, may withhold, withdraw, amend or modify its recommendation in favor of, in the case of Parent, the Share Issuance, and in the case of the Company, adoption of this Agreement, and, in the case of a Superior

Offer that is a tender or exchange offer made directly to the stockholders of the Company or Parent, as the case may be, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (1) through (6) are met:

(1) A Superior Offer with respect to it has been made and has not been withdrawn;

(2) In the case of Parent, its stockholders have not approved the Share Issuance, and in the case of the Company, its stockholders have not adopted this Agreement;

(3) It shall have provided the other party hereto with written notice of its intention to effect a Change of Recommendation (a “Change of Recommendation Notice”) at least two business days prior to effecting a Change of Recommendation, which shall state expressly (A) that it has received a Superior Offer, (B) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (C) that it intends to effect a Change of Recommendation and the manner in which it intends to do so;

(4) After delivering the Change of Recommendation Notice, it shall have provided the other party hereto with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement during such two business day period, and shall have negotiated in good faith with respect thereto during such two business day period, regarding any changes proposed by the other party for the purpose of enabling such party’s Board of Directors to proceed with its recommendation in favor of, in the case of Parent, the Share Issuance, and in the case of the Company, adoption of this Agreement, without effecting a Change of Recommendation;

(5) Its Board of Directors has concluded in good faith, following the receipt of advice of its outside legal counsel, that, in light of such Superior Offer, the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to its stockholders under applicable Legal Requirements; and

(6) It shall not have breached in any material respect any of the provisions set forth in Section 5.2 or this Section 5.3 (including clause (B) of Section 5.3(c)(i)) with respect to such Superior Offer.

(ii) Other than in connection with an Acquisition Proposal or a Superior Offer (which shall be subject to Section 5.3(d)(i) and not subject to this Section 5.3(d)(ii)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company or Parent, as the case may be, from making a Change of Recommendation to the extent that such Board of Directors determines in good faith, following the receipt of advice of its outside legal counsel, that the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to constitute a breach of the Board of Directors’ fiduciary obligations to its stockholders under applicable Legal Requirements; provided, however, that such party shall send to the other party hereto written notice of its intention to effect a Change of Recommendation at least two business days prior to effecting a Change of Recommendation.

(iii) The Board of Directors of the Company or Parent, as the case may be, shall not make any Change of Recommendation other than in compliance with and as permitted by this Section 5.3(d).

(e) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, the obligation of Parent or the Company, as the case may be, to call, give notice of, convene and hold its Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change of Recommendation. Neither Parent nor the Company shall submit to the vote of its stockholders any Acquisition Proposal, or propose to do so.

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit Parent or the Company or their respective Board of Directors from taking and disclosing to the stockholders of Parent or the Company, as the case may be, a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement, including with respect to any Change of Recommendation as set forth in Section 5.3(d).

(g) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal,” with respect to a party, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of such party or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of such party or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving such party or any of its Subsidiaries, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of such party (including its Subsidiaries taken as a whole), or (C) any liquidation or dissolution of such party (provided, however, the transactions contemplated hereby shall not be deemed an Acquisition Proposal); and

(ii) “Superior Offer,” with respect to a party, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of such party or a majority of the total outstanding voting securities of such party as a result of which the stockholders of such party immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of such party has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated.

5.4 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement dated May 6, 2003 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective Representatives to hold, any Evaluation Material (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b) Access to Information. During the period beginning on the date of this Agreement and ending on the earlier to occur of the Effective Time or the termination of this Agreement pursuant to its terms, the Company shall afford Parent and Parent’s Representatives reasonable access during reasonable hours to its properties, books, records and personnel to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as Parent may reasonably request. Parent shall afford the Company and the Company’s Representatives reasonable access during reasonable hours to such information as the Company may reasonably request during the period prior to the Effective Time in connection with events arising after the date of this Agreement, to the extent such information (i) is reasonably necessary to confirm whether there has been any inaccuracy in or breach of Parent’s representations and warranties contained herein, or failure by Parent to perform any of Parent’s covenants or agreements contained herein, in each case, which would be material to Parent or (ii) otherwise relates to any material development in Parent’s business which could reasonably be expected to lead to a Material Adverse Effect on Parent. Parent and the Company shall hold all information received pursuant to this Section 5.4(b) confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, this Section 5.4(b) shall not require any of Parent, the Company or any their respective Subsidiaries to permit any inspection, or to disclose any information, that would result in (i) the waiver of any applicable attorney-client privilege; provided that such Person shall have used its reasonable best efforts to allow such inspection or disclose such information in a manner that would not result in a waiver of attorney-client privilege, or (ii) the violation of any Legal Requirements promulgated by a Governmental Entity.

(c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

5.5 Public Disclosure. Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use its respective reasonable best efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger and any Acquisition Proposal, and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by law or any listing agreement with Nasdaq or any other applicable national or regional securities exchange or market. The parties hereto have agreed to the text of the joint press release announcing the signing of this Agreement. Notwithstanding the foregoing, each of Parent and the Company may make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Company and Parent (or individually, if approved by the other party).

5.6 Regulatory Filings; Reasonable Best Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use its reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including: (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other filing necessary to obtain any Necessary Consent, (iii) filings under any other comparable pre-merger notification forms required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto, and (iv) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger (including with respect to the Company, any filings under the New Jersey Industrial Site Recovery Act, as amended, and any rules or regulations promulgated thereunder). Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. Parent, Merger Sub and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings or applications pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of the Company and Parent shall (i) consult with the other prior to taking a position with respect to any such filing or application, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals (collectively, “Briefings”) before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement) and not submit any such Briefing without the consent of the other parties, (iii) coordinate with the other in preparing and exchanging such information and (iv) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby. It is acknowledged and agreed that the parties hereto shall have, except where prohibited by applicable Legal Requirements, joint responsibility for determining the strategy for dealing with the FTC, DOJ or any other Governmental Entity with responsibility for reviewing the Merger with respect to antitrust or competition issues. Subject to applicable Legal Requirements, no party hereto shall independently participate in any meeting with any Governmental Entity in respect of any such filings, applications, Briefings, investigation, proceeding or other inquiry without giving the other parties hereto prior notice of such meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

(c) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Best Efforts. Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and, subject to the limitations set forth herein, the taking of all steps and remedies as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

(e) Limitation on Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or the Company or any Subsidiary or affiliate thereof to agree to any Action of Divestiture, which would have a Material Adverse Effect (without giving effect to the proviso contained in the definition of “Material Adverse Effect” with respect to clause (i) therein) on the business of Parent (on a combined basis with the Company) following the Merger. The Company shall not take or agree to take any Action of Divestiture without the prior written consent of Parent. For purposes of this Agreement, an “Action of Divestiture” shall mean any divestiture by Parent or the Company, or any of Parent’s Subsidiaries or affiliates, of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or affiliates, or of the Company or its Subsidiaries or affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

5.7 Notification of Certain Matters.

(a) By the Company. The Company shall give prompt notice to Parent and Merger Sub of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement of which the Company has Knowledge, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

(b) By Parent. Parent and Merger Sub shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement of which Parent has Knowledge, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

5.8 Third-Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use its reasonable best efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby; provided, however, that in the event the Company is required to expend any money or other consideration to obtain any such consents, the parties hereto shall consult with each other prior to making any such expenditure.

5.9 Equity Awards and Employee Benefits.

(a) Assumption of Stock Options. At the Effective Time, each then outstanding Company Option, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option (including any applicable stock option agreement or other document evidencing such Company Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed Company Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such Company Option by its terms in effect prior to the date hereof provides for acceleration of vesting. As soon as reasonably practicable, Parent will use all reasonable efforts to issue to each Person who holds an assumed Company Option a document evidencing the foregoing assumption of such Company Option by Parent.

(b) Incentive Stock Options. The conversion of Company Options provided for in Section 5.9, with respect to any options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

(c) Company Stock-Based Awards. Immediately upon the Effective Time, each award of shares, or units, granted under applicable Company Benefit Plans and representing the right to receive in the future shares of Company Common Stock, other than Company Restricted Stock and Company Options (each, other than Company Restricted Stock and Company Options, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall be fully vested and converted into a right to receive shares of Parent Common Stock in accordance with Section 1.6(a).

(d) Service Recognition. Subject to Section 5.9(d), as of the Closing Date and for a period of at least one year following the Closing Date, Parent, in its sole and absolute discretion, will either (i) continue Company Benefit Plans other than the 401(k) Plans (as provided pursuant to Section 5.9(h)), (ii) permit Employees of the Company and each of its Subsidiaries who continue employment with Parent or the Surviving Corporation following the Closing Date (“Continuing Employees”), and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including, without limitation, any generally available vacation, sick, personal time off plans or programs, but excluding the stock compensation plans or arrangements) of Parent and any plan of Parent intended to qualify within the meaning of Section 401(a) of the Code on terms no less favorable than those provided to similarly situated employees of Parent, or (iii) a combination of clauses (i) and (ii). To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies (other than stock compensation plans or arrangements) following the Closing Date, (A) each such Continuing Employee will receive credit for purposes of eligibility to participate, vesting and vacation, sick, personal time off (but not for purposes of benefit accrual) under such plan, program or policy for years of service with the Company (or any of its Subsidiaries), including predecessor employers prior to the Closing Date; provided that such credit (1) does not result in a duplication of benefits, compensation, incentive or otherwise and (2) does not result in an increase in the level of benefits to which a similarly situated employee of Parent would be entitled, (B) Parent will use its reasonable best efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Parent in which such employees and their eligible dependents will participate to be waived will use its reasonable best efforts to provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date, and (C) for each Continuing Employee who is a participant, and maintains a positive account balance, in a flexible spending account for medical or dependent care expenses under a Company Benefit Plan pursuant to Section 125 and 129 of the Code (“Company’s FSA”), if Parent, in its sole discretion, elects to terminate the Company’s FSA during the calendar year in which the Closing occurs, on the first day the Continuing Employees are eligible to participate in the flexible spending account for medical or dependent care expenses under a Parent Benefit Plan pursuant to Section 125 and 129 of the Code (“Parent’s FSA”), Parent agrees that it will use its reasonable best efforts, subject to applicable Legal Requirements, to cause Parent’s FSA to assume each such Continuing Employee’s account balance under the Company’s FSA and the elections made thereunder attributable to such Continuing Employee.

(e) Continuing Employee Compensation. For a period of at least one year following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, compensate each Continuing Employee with cash compensation, including base salary rate and target bonus opportunity and cash severance benefits, on terms no less favorable in the aggregate than the total cash compensation opportunity and cash severance benefits provided to similarly situated employees of Parent. Nothing herein shall (i) require Parent to continue the employment of any Continuing Employee or (ii) limit Parent’s ability and discretion to change or amend the total cash compensation opportunity and cash severance benefits to which a Continuing Employee may be entitled provided that, following such change or amendment, the total cash compensation opportunity and cash severance benefits payable to such Continuing Employee are on terms no less favorable in the aggregate than the total cash compensation opportunity and cash severance benefits provided to similarly situated employees of Parent.

(f) Severance/Retention. From and after the Closing Date, Parent shall cause the Surviving Corporation to honor, in accordance with their terms as in effect immediately prior to the

Closing Date, the executive severance agreements or other employment, severance and retention agreements as set forth in the Company Disclosure Letter with Employees of the Company and its affiliates. Following the Closing Date, Parent shall cause the Surviving Corporation to honor in accordance with its terms, as in effect immediately prior to the Closing Date, the Company’s retention plan (as disclosed in Annex 2 of the Company Disclosure Letter); provided, however, that Parent may amend or terminate such plan at any time provided that no such amendment or termination may adversely affect an eligible employee’s right to a retention bonus without the employee’s written consent. Notwithstanding anything herein to the contrary, in the event a Continuing Employee is terminated involuntarily and without cause on or prior to the date that is 90 days following the Closing Date and such Continuing Employee is not participating in any stay bonus or retention plan of Parent, the Company, or the Surviving Corporation, such Continuing Employee shall receive, and Parent shall pay, the cash severance benefits to which such Continuing Employee would be entitled pursuant to the Separation Pay Plan, the terms of which are described in the Company Disclosure Letter.

(g) Termination of Company Purchase Plan. Prior to the Effective Time, the Company shall take all action that may be necessary to cause all participants’ rights under all current offering periods under the Company Purchase Plan to terminate on or prior to the day immediately preceding the Closing Date, and on such date all accumulated payroll deductions allocated to each participant’s account under the Company Purchase Plan shall thereupon be returned to each participant as provided by the terms of the Company Purchase Plan and no shares of Company Common Stock shall be purchased under the Company Purchase Plan for such final offering period. As of the close of business on the day immediately prior to the Closing Date, the Company shall have terminated the Company Purchase Plan and provided such notice of termination as may be required by the terms of the Company Purchase Plan. The form and substance of any such notice regarding the Company Purchase Plan termination shall be subject to the review and approval of Parent, which shall not be unreasonably withheld.

(h) Termination of 401(k) Plans.

(i) Unless otherwise requested by Parent in writing prior to the Effective Time, the Company shall cause to be adopted prior to the Closing Date resolutions of the Company’s Board of Directors to cease all contributions to any and all 401(k) plans maintained or sponsored by the Company or any of its Subsidiaries (collectively, the “401(k) Plans”), and to terminate the 401(k) Plans, on the day preceding the Closing Date. The form and substance of such resolutions shall be subject to the review and approval of Parent, which shall not be unreasonably withheld. The Company shall deliver to Parent an executed copy of such resolutions as soon as practicable following their adoption by the Company’s Board of Directors and shall fully comply with such resolutions.

(ii) To the extent the 401(k) Plans are terminated in accordance with Section 5.9(h), Parent shall cause the tax-qualified defined contribution plan established or maintained by Parent (“Parent’s Savings Plan”) to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from Continuing Employees with respect to any account balances distributed to them by the 401(k) Plans. Rollovers of outstanding loans under the 401(k) Plans shall be permitted. The distribution and rollover described herein shall comply with applicable Legal Requirements and each party shall make all filings and take any actions required of such party under applicable Legal Requirements in connection therewith. Each Continuing Employee shall be immediately eligible to participate in Parent’s Savings Plan as of the Closing Date.

(iii) If, in accordance with Section 5.9(h), Parent requests in writing that the Company not terminate the 401(k) Plans, the Company shall take such actions as Parent may reasonably require in furtherance of the assumption of the 401(k) Plans by Parent, including, but not limited to, adopting such amendments as Parent may deem necessary or advisable in connection with such assumption.

(i) Communications. Neither the Company nor any officer or member of the Board of Directors of the Company shall communicate in writing to Employees regarding any matters discussed in this Section 5.9, without the consent of Parent, such consent not to be unreasonably withheld. Neither the Company nor any officer or member of the Board of Directors of the Company will make any oral communications to Employees that are inconsistent with the provisions of this Section 5.9.

(j) No Third Party Beneficiaries. Without limiting the generality of Section 8.5, or any specific applicability thereof, with respect to the legal enforceability of the foregoing, this Section 5.9 is intended to be for the sole benefit of the parties to this Agreement and this Section 5.9 is not intended to confer upon any other Person (including any Continuing Employee) any rights or remedies hereunder.

5.10 Indemnification.

(a) Indemnity. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Legal Requirements, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim or action that is based in whole or in part on, or arises in whole or in part out of, the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), to the same extent such Persons are entitled to be indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the certificate of incorporation and bylaws of the Company, or the Subsidiary Charter Documents of its Subsidiaries, and indemnification agreements of the Company and its Subsidiaries in existence on the date hereof with such Persons. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law.

(b) Insurance. For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to use its reasonable best efforts to cause to be maintained in effect the directors’ and officers’ liability insurance maintained by the Company covering those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof (the “D&O Insurance”) for events occurring prior to the Effective Time on terms comparable to those applicable to the current directors and officers of the Company for a period of six years; provided that if the existing D&O Insurance expires, is terminated or is canceled during such six-year period, Parent shall cause the Surviving Corporation to use its reasonable best efforts to substitute therefor policies containing terms and conditions which are no less favorable than those applicable to the current directors and officers of the Company; provided, however, that in no event will the Surviving Corporation be required to expend in excess of 250% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall use its reasonable best efforts to cause to be maintained the maximum amount of coverage as is available for such 250% of such annual premium). To the extent that a six year “tail” policy to extend the Company’s existing D&O Insurance is available prior to the Closing such that the lump sum payment for such coverage does not exceed six times 250% of the annual premium currently paid by the Company for such coverage, the Company shall obtain such “tail” policy and such “tail” policy shall satisfy Parent’s obligation under this Section 5.10.

(c) Third–Party Beneficiaries. This Section 5.10 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honors the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.10.

5.11 Form S-8. Parent agrees to file with the SEC, no later than 15 business days after the date on which the Closing Date, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to assumed Company Options eligible for registration on Form S-8 and shall use reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

5.12 Nasdaq Listing. Prior to the Effective Time, Parent agrees to use its reasonable best efforts to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.

5.13 Company Affiliates; Restrictive Legend.

The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing the list of Company Affiliates included in the Company Disclosure Letter. The Company will use its reasonable best efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 promulgated under the Securities Act, in the form provided by Parent. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any Company Affiliate and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (a) in conformity with Rule 145 or (b) in accordance with a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such transfer is exempt from registration under the Securities Act.

5.14 Treatment as Reorganization.

(a) None of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

(b) Parent, on its behalf and on behalf of Merger Sub, and the Company shall execute and deliver to each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent and Merger Sub (“WSGR”), and Weil, Gotshal & Manges LLP, counsel to the Company (“WGM”), certificates substantially in the forms attached hereto as Exhibits B and C at such time or times as reasonably requested by each such law firm in connection with its delivery of the tax opinions referred to in Section 6.1(f).

5.15 Company Rights Plan. The Company shall not redeem the Company Rights or amend or modify (including by delay of the “Distribution Date” thereunder) or terminate the Company Rights Plan prior to the Effective Time unless, and only to the extent that: (a) it is required to do so by order of a court of competent jurisdiction or (b) its Board of Directors has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of a Superior Offer with respect to it, the failure to effect such amendment, modification or termination would be reasonably likely to constitute a breach of its fiduciary obligations to its stockholders under applicable Legal Requirements.

5.16 Board of Directors. The Board of Directors of Parent shall take all actions necessary such that effective as of immediately following the Effective Time, two members of the Board of Directors of the Company who are acceptable to Parent shall become members of the Board of Directors of Parent.

5.17 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to

Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and the acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.18 Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger and the transactions contemplated hereby.

5.19 Convertible Debt. At the Closing, the Company shall execute and deliver: (a) to Wells Fargo Bank Minnesota, National Association, as trustee (“Wells Fargo”) under the Indenture, dated as of February 7, 2003, between the Company and Wells Fargo (the “Indenture”) relating to the 2.25% Notes, a supplemental indenture effective as of the Closing complying with the requirements of Section 4.11 and Article 11 of the Indenture together with any related certificates, legal opinions and other documents required by the Indenture to be delivered in connection with the supplemental indenture, (b) to U.S. Bank National Association, as trustee (“U.S. Bank”) under the Indenture, dated as of February 20, 2002, between CNT and U.S. Bank relating to the 3.00% Notes (the “CNT Indenture,” as amended by the First Supplemental Indenture dated as of June 1, 2005 among the Company, CNT and US Bank), a supplemental indenture effective as of the Closing which complies with Section 4.11 and Article 11 of the CNT Indenture together with any related certificates, legal opinions and other documents required by the CNT Indenture to be delivered in connection with the supplemental indenture, and (c) amendments to the confirmations relating the purchased call option (the “Purchased Calls”) and the issued call options (the “Issued Calls”) entered into contemporaneously with the Indenture, providing that the Purchased Calls and Issued Calls, respectively, shall survive the Closing and be exercisable into shares of Parent Common Stock, in form and substance satisfactory to Parent, in each case, to any and all counterparties to such confirmations; provided, however, that, with respect to the Purchased Calls and the Issued Calls, (i) any discussions concerning the terms of such amendments with the “calculation agent” under such confirmations shall be led and controlled by the Parent (provided that the Company shall be entitled to participate in any such discussions), and (ii) in the event that the calculation agent expresses a desire to adjust the terms of the Purchased Calls and Issued Calls in a manner unsatisfactory to Parent, in its sole discretion, Parent shall be entitled to negotiate a termination of such confirmations with such counterparty, to be effective on or after the Closing.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) at or prior to the Closing Date of the following conditions:

(a) Parent Stockholder Approval. The Share Issuance shall have been approved by the requisite vote under applicable Legal Requirements by the stockholders of Parent.

(b) Company Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote under applicable Legal Requirements by the stockholders of the Company.

(c) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) Registration Statement Effective; Proxy Statement/Prospectus. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(e) HSR Act. All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated early. All other material foreign antitrust approvals, clearances or expirations of waiting periods required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

(f) Tax Opinions. Parent and the Company shall each have received written opinions from their tax counsel (WSGR and WGM, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (the issuance of such opinions shall be conditioned upon the receipt by such counsel of the certificates of Parent, Merger Sub and the Company referred to in Section 5.14(b)) and such opinions shall not have been withdrawn.

(g) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger and the transactions contemplated hereby shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

6.2 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Parent and Merger Sub contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on Parent (except that the representations and warranties contained in Section 3.2 shall be true and correct in all material respects); provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period (it being understood that no update of or modification to the Parent Disclosure Letter shall be made after the execution of this Agreement). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

(c) Material Adverse Effect. No Material Adverse Effect on Parent shall have occurred since the date hereof and be continuing.

6.3 Additional Conditions to the Obligations of Parent. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this

Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Company contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on the Company (except that the representations and warranties contained in Section 2.2 shall be true and correct in all material respects); provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period (it being understood that no update of or modification to the Company Disclosure Letter shall be made after the execution of this Agreement). Parent and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

(c) Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred since the date hereof and be continuing.

(d) No Governmental Restriction. There shall not be any pending suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(c) to not be satisfied or (ii) seeking to require Parent or the Company or any Subsidiary or affiliate thereof to effect an Action of Divestiture.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company or Parent:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by February 7, 2007, which date (i) shall be automatically extended to May 7, 2007 and (ii) may be further extended at the election of the Company in its sole discretion to August 7, 2007, if, in either case, the Merger shall not have been consummated as of the result of a failure to satisfy the conditions set forth in Section 6.1(c), Section 6.1(e) or Section 6.3(d) (as appropriate, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either the Company or Parent if the required approval of the stockholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(e) by either the Company or Parent if the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Parent stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Parent where the failure to obtain Parent stockholder approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a breach by Parent of this Agreement;

(f) by Parent if a Triggering Event (as defined below in this Section 7.1) with respect to the Company shall have occurred;

(g) by the Company if a Triggering Event with respect to Parent shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(h) prior to 30 days following the receipt of written notice from the Company to Parent of such inaccuracy or breach; provided that Parent continues to exercise its reasonable best efforts to cure such breach through such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement or if such inaccuracy or breach by Parent is cured within such 30 day period); and

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(i) prior to 30 days following the receipt of written notice from Parent to the Company of such inaccuracy or breach; provided that the Company continues to exercise its reasonable best efforts to cure such breach through such 30 day period (it being understood that Parent may not terminate this Agreement pursuant to this paragraph 7.1(i) if it shall have materially breached this Agreement or if such inaccuracy or breach by the Company is cured within such 30 day period).

For the purposes of this Agreement, a “Triggering Event,” with respect to Parent or the Company, as the case may be, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have made a Change of Recommendation or otherwise withdrawn or shall have amended or modified in a manner adverse to the other party hereto its recommendation in favor of, in the case of Parent, approval of the Share Issuance, or in the case of the Company, the adoption of this Agreement, (ii) it shall have failed to include in the Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of, in the case of Parent, approval of the Share Issuance, or in the case of the Company, the adoption of this Agreement, (iii) its Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of, in the case of Parent, approval of the Share Issuance, or in the case of the Company, the adoption of this Agreement, within 10 business days after the other party hereto requests in writing that such recommendation be reaffirmed, (iv) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, (v) it shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with the other party hereto and it shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of such party recommends rejection of such tender or exchange offer.

7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, which agreement shall survive termination of this Agreement in accordance with its terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, which fees shall be paid by the party incurring such expense, incurred in relation to (i) the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act and premerger notification and reports forms under similar applicable Legal Requirements of other jurisdictions, in each case pursuant to Section 5.6(a).

(b) Payments.

(i) Payment by the Company. In the event that this Agreement is terminated by Parent or the Company, as applicable:

(1) pursuant to (x) Section 7.1(b) or Section 7.1(d) and such termination is preceded by, or concurrent with, the occurrence of a Triggering Event with respect to the Company, or (y) Section 7.1(f), then the Company shall promptly, but in no event later than three business days after the date of such termination, pay Parent a fee equal to $22,000,000 in immediately available funds (the “Company Termination Fee”); or

(2) (x) pursuant to Section 7.1(b) or Section 7.1(d) and such termination is not preceded by, or concurrent with, the occurrence of a Triggering Event with respect to the Company and (y) following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to the Company and (A) within 12 months following the termination of this Agreement an Acquisition (as defined in Section 7.3(b)(iv)) of the Company is consummated or (B) within 12 months following the termination of this Agreement the Company enters into an agreement providing for an Acquisition of the Company, then the Company shall promptly pay Parent the Company Termination Fee, but in no event later than three business days after the first to occur of (A) or (B) (it being understood that only one Company Termination Fee shall be payable in the event that (A) and (B) both occur).

(ii) Payment by Parent. In the event that this Agreement is terminated by Parent or the Company, as applicable:

(1) pursuant to (x) Section 7.1(b) or Section 7.1(e) and such termination is preceded by, or concurrent with, the occurrence of a Triggering Event with respect to Parent, or (y) Section 7.1(g), then Parent shall promptly, but in no event later than three business days after the date of such termination, pay the Company a fee equal to $22,000,000 in immediately available funds (the “Parent Termination Fee”); or

(2) (x) pursuant to Section 7.1(b) or Section 7.1(e) and such termination is not preceded by, or concurrent with, the occurrence of a Triggering Event with respect to Parent and (y) following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to Parent and (A) within 12 months following the termination of this Agreement an Acquisition of Parent is consummated or (B) within 12 months following the termination of this Agreement Parent enters into an agreement providing for an Acquisition of Parent, then Parent shall promptly pay the Company the Parent Termination Fee, but in no event later than three business days after the first to occur of (A) or (B) (it being understood that only one Parent Termination Fee shall be payable in the event that (A) and (B) both occur).

(3) Other Payment. Notwithstanding the foregoing, in the event that (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or 7.1(c); provided, with respect to Section 7.1(c) solely to the extent such order, decree or ruling or other action is based on an action or proceeding brought by a Governmental Entity under Legal Requirements relating to antitrust or competition, and (ii) all of the conditions set forth in Section 6.1 are satisfied (other than (A) Sections 6.1(a), 6.1(c) 6.1(e) and 6.1(f); provided with respect to Section 6.1(c), solely to the extent the existence of such statute, rule, regulation, executive order, decree, injunction or other order is based upon Legal Requirements relating to antitrust or competition enforced by, or in an action or proceeding brought by, a Governmental Entity or (B) the failure of any of the conditions in Section 6.1 to be satisfied having been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach of this Agreement) and Section 6.3 (other than Section 6.3(d)) are satisfied, Parent shall promptly, but in no event later than three business days after the date of such termination, pay the Company a fee equal to $60,000,000 in immediately available funds, which $60,000,000 fee shall be the exclusive termination fee payable by Parent in such case and no Parent Termination Fee shall be payable pursuant to clause (1) or (2) of Section 7.3(b)(ii).

(iii) Interest and Costs; Other Remedies. Each of Parent and the Company acknowledges that the agreements contained in this Section 7.3(b) are integral parts of the transactions contemplated by this Agreement, and that, without these agreements, the other party hereto would not enter into this Agreement. Accordingly, if Parent or the Company, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.3(b), the party so failing to pay shall pay to the other party hereto its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv) Certain Definitions. For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to a party hereto, shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the party pursuant to which the stockholders of the party immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) a sale or other disposition by the party of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the party’s business immediately prior to such sale, or (C) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the party.

7.4 Amendment. Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of Parent and the Company, provided, however, after such approval, no amendment shall be made which by applicable Legal Requirements or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

7.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken or authorized by its respective Board of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or telefacsimile, or (c) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent or Merger Sub, to:

     Brocade Communications Systems, Inc.

     1745 Technology Drive

     San Jose, California 95110

     Attention: Chief Executive Officer

     Telephone No.: (408) 333-8000

     Telecopy No.: (408) 333-5258

     with copies to:

     Brocade Communications Systems, Inc.

     1745 Technology Drive

     San Jose, California 95110

     Attention: General Counsel

     Telephone No.: (408) 333-8000

     Telecopy No.: (408) 333-5630

     and

     Wilson Sonsini Goodrich & Rosati

     Professional Corporation

     650 Page Mill Road

     Palo Alto, California 94304-1050

     Attention: Larry W. Sonsini

                      Katharine A. Martin

                      Bradley L. Finkelstein

     Telephone No.: (650) 493-9300

     Telecopy No.: (650) 493-6811

(ii) if to the Company, to:

     McDATA Corporation

     11802 Ridge Parkway

     Broomfield, Colorado 80021

     Attention: Chief Executive Officer

     Telephone No.: (720) 558-8000

     Telecopy No.: (720) 558-4747

     with copies to:

     McDATA Corporation

     11802 Ridge Parkway

     Broomfield, Colorado 80021

     Attention: Chief Legal Officer

     Telephone No.: (720) 558-8000

     Telecopy No.: (720) 558-4747

     and

     Weil, Gotshal & Manges LLP

     767 Fifth Avenue

     New York, New York 10153

     Attention: Thomas A. Roberts

                       Raymond O. Gietz

     Telephone No.: (212) 310-8000

     Telecopy No.: (212) 310-8007

     and

     Weil, Gotshal & Manges LLP

     201 Redwood Shores Parkway

     Redwood Shores, California 94065

     Attention: Kyle C. Krpata

     Telephone No.: (650) 802-3000

     Telecopy No.: (650) 802-3100

8.3 Interpretation; Knowledge.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole. When reference is made herein to a “business day,” such reference shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in San Francisco, California are authorized or required by law or other governmental action to close. An exception or disclosure made in the Company Disclosure Letter with regard to a representation of the Company, or in the Parent Disclosure Letter with regard to a representation of Parent or Merger Sub, shall be deemed made with respect to any other representation by such party where the nature of such exception or disclosure makes it reasonably apparent on its face that such exception or disclosure would be an appropriate exception or disclosure in such other representation(s).

(b) For purposes of this Agreement, the term “Knowledge” means, with respect to any fact or matter in question, (i) with respect to the Company, that any of John Kelley, Todd Oseth, Scott Berman, Rob Beyer, Raj Das, Thomas Despres, Michael Frendo, Tim Graumann, Gary Gysin, Tom McGimpsey, Jill Sanford or David Vitt has actual knowledge of such fact or matter, or (ii) with respect to Parent, that any “officer” (as such term is defined in Rule 16a-1(f) promulgated under the Exchange Act) has actual knowledge of such fact or matter.

(c) For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or would be (i) materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (ii) materially impedes the ability of such entity to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements; provided, however, that, for purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (A) any Effect resulting from compliance with the terms and conditions of this Agreement or actions taken at the express request of the other party to this Agreement (provided that the exception in this clause (A) shall not apply to the use of the term “Material Adverse Effect” in Sections 6.2(a) and 6.3(a) with respect to the representations and warranties contained in Sections 2.3, 2.7(k), 2.10, 2.12(g), 2.17, 2.18, 2.19, 2.20, 3.3, 3.10, 3.14, 3.15, 3.16 and 3.17), (B) (x) any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, (y) any delays in or cancellations of orders for the products or services of such entity and (z) any reduction in revenues, in each case to the extent attributable to the announcement or pendency of the Merger, (C) any change in such entity’s stock price or trading volume, in and of itself, (D) failure to meet revenue or earnings projections, in and of itself, for any period ending (or for which earnings are released) on or after the date hereof (provided that the exception in this clause (D) shall not apply to the facts and circumstances underlying any such failure to the extent such facts and circumstances are not otherwise excluded pursuant to the preceding clauses (A) through (C) or the following clauses (E) through (J)), (E) any Effect resulting from changes affecting any of the industries in which such entity operates generally or the United States economy generally (except to the extent such changes disproportionately affect such entity), (F) any Effect resulting from changes affecting general worldwide economic or capital market conditions (except to the extent such changes disproportionately affect such entity), (G) any Effect resulting from (x) changes in applicable Legal Requirements or (y) GAAP or formal pronouncements by standards bodies related thereto, (H) acts of war or terrorism (except to the extent such acts disproportionately affect such entity), (I) earthquakes, hurricanes, tornadoes or other natural disasters (except to the extent such disasters disproportionately affect such entity) or (J) stockholder class action or derivative litigation arising from allegations of breach of fiduciary duty relating to this Agreement or false or misleading public disclosure (or omission) in connection with this Agreement (provided that the exception in this clause (J) shall not apply to the facts and circumstances underlying any allegation of false or misleading public disclosure (or omission) in connection with this Agreement).

(d) For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 5.10.

8.6 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

8.8 Governing Law; Specific Performance; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

(c) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Legal Requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Michael Klayko
Michael Klayko
Chief Executive Officer

WORLDCUP MERGER CORPORATION

By:	/s/ Michael Klayko
Michael Klayko
Chief Executive Officer

MCDATA CORPORATION

By:	/s/ John A. Kelley, Jr.
John A. Kelley, Jr.
Chief Executive Officer

****AGREEMENT AND PLAN OF REORGANIZATION****

LIST OF SCHEDULES AND EXHIBITS

Exhibit A            Certificate of Merger

Exhibit B            Parent Tax Certificate

Exhibit C            Company Tax Certificate

Company Disclosure Letter

Parent Disclosure Letter